YOUR PARTNERS IN SUCCESS



ANNUAL

FIRST MERCHANTS CORPORATION

FIRST MERCHANTS CORPORATION MARKET AREA



ANNUAL MEETING

The Annual Meeting of Stockholders of First Merchants Corporation will be held...

Thursday, April 22, 2004 • 3:30 pm

Horizon Convention Center
401 South High Street
Muncie, Indiana 47305

CORPORATE PROFILE

First Merchants Corporation, a financial holding company headquartered in Muncie, Indiana, was organized in September 1982 as the bank holding company for Merchants National Bank of Muncie, now First Merchants Bank, N.A. Since its organization, First Merchants Corporation has grown to include ten affiliate banks with over 70 locations in 18 Indiana and two Ohio counties, a trust company, a multi-line insurance company, and a title agency.

Subsidiaries of the Corporation include First Merchants Bank, N.A. in Delaware and Hamilton counties; The Madison Community Bank, N.A. in Madison County; First United Bank, N.A. in Henry County; The Union County National Bank of Liberty with locations in Union, Fayette, Wayne and Butler (OH) counties; The Randolph County Bank, N.A.; The First National Bank of Portland in Jay County; Decatur Bank & Trust Company, N.A. in Adams County; Frances Slocum Bank & Trust Company, N.A. in Wabash, Howard, and Miami counties; Lafayette Bank and Trust Company, N.A. in Tippecanoe, Carroll, Jasper, and White counties; and Commerce National Bank in Franklin County, Ohio.

The Corporation also operates First Merchants Insurance Services, a full-service property, casualty, personal lines, and health care insurer headquartered in Muncie, Indiana, and is the majority owner of the Indiana Title Insurance Company LLC, a title insurance company.

Merchants Trust Company, formed in 2003, unites the trust and asset management services of all affiliate banks of the Corporation and represents one of the largest trust companies in the state of Indiana, with assets in excess of $1.5 billion. Merchants Trust Company provides a full range of trust and investment services for individuals, families, businesses, and not-for-profit organizations. In addition, Merchants Trust Company specializes in turn-key retirement plans, including pension plans, profit sharing, 401 (k) and 403 (b) plans, cross-tested plans, and cash balance plans.

First Merchants continues to receive an A+ rating from Standard & Poor's for its common stock (NASDAQ: FRME).



FINANCIAL HIGHLIGHTS

AT YEAR END	2003	2002
Total Assets	$3,076,812	$2,678,687
Stockholders' Equity	303,965	261,129
Total Loans	2,356,546	2,025,922
Securities	356,797	342,062
Total Deposits	2,362,101	2,036,688
Trust Accounts at Market Value		
(not included in banking assets)	1,518,269	1,332,723
FOR THE YEAR		
Interest Income	$ 155,530	$ 146,682
Interest Expense	52,389	53,759
Net Interest Income	103,142	92,923
Total Other Income	35,902	27,077
Total Other Expenses	91,279	71,009
Net Income	27,57[illegible]	27,836
PER SHARE [1]		
Basic Net Income	$ 1.51	$ 1.70
Diluted Net Income	1.50	1.69
Cash Dividends [2]	.90	.86
Book Value	16.[illegible]2	15.24
Market Value (Dec. 31 Bid Price)	25.5[illegible]	21.67
AVERAGES DURING THE YEAR		
Total Assets	$2,960,125	$2,406,251
Total Loans	2,2[illegible],614	1,842,429
Securities	338,035	314,409
Total Deposits	2,257,375	1,857,053

[1] Restated for a five percent (5%) stock dividend distributed September 2003.

[2] Dividends per share is for First Merchants Corporation only, not restated for pooling transactions.

AVERAGE ASSETS

(IN MILLIONS OF DOLLARS)


2,960.2
2,406.3
1,689.7
1,532.7
1,397.2
99
00
01
02
03

DILUTED NET INCOME PER SHARE[1]

(IN DOLLARS)


1.69
1.61
1.50
1.50
1.36
99
00
01
02
03

DIVIDENDS PER SHARE[2]


.90
.86
.84
.78
.72
99
00
01
02
03

DEAR FELLOW SHAREHOLDERS



This annual shareholder letter is unusually difficult to write this year in light of the fact that First Merchants Corporation experienced a decline in earnings per common share for the first time in 27 years. A number of events, both internal and external, occurred during 2003 that precipitated this result. I will elaborate on them later in this letter.

Earnings per common share for 2003 amounted to $1.50, compared to $1.69 in 2002, an 11.2% decline. Total corporate earnings, aided by an acquisition, were $27.6 million for 2003 versus $27.8 million in 2002. Total assets, loans, and deposits increased during the year to $3,076,812,000, $2,356,546,000, and $2,362,101,000, respectively.

First Merchants Corporation is a family of community banks, insurance entities, and a trust company serving primarily central Indiana, with an additional presence in central Ohio. This market coverage, while attractive in many ways, subjects the Corporation to the vagaries of the Midwestern economy. It has been well chronicled that the past recession (commonly identified as the first through third quarters of 2001), was more pronounced and prolonged in the Midwest than that experienced by the rest of the country. As an example, from January 2000 to October 2003, Indiana led the nation in the number of manufacturing jobs lost and is fifth nationally in total job losses. Perhaps an even more revealing proxy of economic activity is the fact that general tax receipts in the state declined two consecutive years, FY '01 and '02, for the first time in history; and if not for tax increases, FY '03 would have been the third year in a row. Certainly this is a troubling indication that business, family, and personal income has been on a decline for some time.

The impact of such an economic environment on the banking industry is twofold. Our ability to grow balance sheet earning assets and core, consistent deposits has been difficult. Secondly, the impact on asset quality measured by the overall level of delinquent loans places a stronger burden on banks to maintain a sound reserve for loan losses. First Merchants Corporation uncharacteristically experienced rising non-performing loans and net charge-offs in the commercial loan portfolio resulting in the need to increase the provision to the allowance for loan losses (a direct expense to the income statement) by $4.1 million over our budgeted reserve. We believe that our diligent and exhausting oversight of all lending activities throughout the company has identified problem credits and proper reserves have been established. Our year-end reserve now totals $25.5 million, an amount we believe is adequate to guard against further credit deterioration.

Coupled with a difficult credit environment, we have been operating in the lowest interest rate cycle in the last 45 years. After 13 rate reductions in 15 months, rates settled at their current level in July 2003. This rapid reduction results in steady, downward re-pricing of asset yields (both loans and securities) as well as funding costs from traditional deposits and wholesale sources. The result has been an increasing downward pressure on earning margin. The Corporation's net-interest margin at year-end stood at 4.01% compared to 4.39% at year-end 2002, a decline of .38%. On an earning asset base of $2.8 billion, we estimate the decline in operating income to approximate $10.0 million in 2003.

Managing margins and controlling credit risk within tolerable limits are basic fundamentals of banking. Your management team is working diligently to do both during the extraordinary conditions experienced in 2003 and what may follow in 2004 and beyond.

Aside from our earnings challenges, I am proud of the accomplishments brought about by your management team in 2003. We successfully completed the largest merger-related data integration project in our history when Lafayette Bank & Trust was brought online within our centralized operations center. A project six months in planning and execution, this was a huge undertaking with near flawless completion. Our integration team is to be commended...we're proud of them!

As discussed previously, we also welcomed a new member to the First Merchants family. Commerce National Bank of Columbus, Ohio joined our company on March 1, 2003, and has fulfilled all of our expectations. This unique "bank for business" organization has brought to us an extraordinarily competent management team, an entry into a new and growing market, and earnings contributions that have exceeded our projections. Tom McAuliffe, President and Chief Executive Officer, and his team continue to validate our strategic assumptions in bringing this merger about.

Another event that should be recognized is the conversion of six state bank charters to national bank charters. Many months in planning, this conversion became effective on January 1, 2004. Our company operates in a highly regulated environment, one that we welcome and truly believe assures a level of safety, soundness, and reliance on ethical management that all shareholders expect. Bringing cohesiveness to regulation in a ten-bank structure is challenging, however. After months of discussion with our overseeing boards and regulators, we concluded that a single regulator structure would bring to us enhanced efficiency of operation and compliance. With the acceptance of our six applications, the Office of the Comptroller of the Currency, partnering with the Federal Reserve System, will now be our uniform regulating umbrella.

You will note that we have made a change in our *Annual Report* format this year. The required financial disclosures, dictated by the Securities and Exchange Commission and NASDAQ, have increased substantially in the past few years. To be fully compliant, our report has been expanding both in its content and cost. As many public companies are doing these days, we have elected to meet our financial requirements with the inclusion of exhibit 13 of our annual 10K filing to the SEC while reducing company specific production materials in an effort to reduce overall production costs. Most of the specific content is now embodied in our Web site (www.firstmerchants.com) with guides to accessing any information about First Merchants that investors may desire. We hope you will make use of this tool and will appreciate our desire to control the overall cost of producing and mailing our report to an ever-growing number of FRME shareholders.

2003 was another year in which our staff rose to many challenges. Our commitment to be the finest community banking presence in our served markets will only be accomplished by people. All the marketing glitz and fancy buildings prevalent in our industry will not get the job done without a trained and committed staff. We have one of the best! To all of them, I say *"Thank You"* for your dedication during a challenging year.

To our shareholders, we express our continued appreciation for your support. While 2003 was not a year for celebration, we are hopeful that a down earnings year once in a quarter-century will not detract from your interest and investment enthusiasm. 2004 will have its challenges as well, and we believe that we are positioned to commence another period of rising growth and profitability.

Sincerely,

MICHAEL L. COX
President and Chief Executive Officer



EXPANDING MARKETS

COMMERCE NATIONAL BANK...OUR FIRST OHIO AFFILIATE

The acquisition of Commerce National Bank (CNB) was completed effective March 1, 2003 and provides First Merchants with its first banking foray outside Indiana.

CNB was an entrepreneurial effort started in 1991 in Columbus, Ohio and has grown to an asset size of $320 million. CNB operates in the economically vibrant Franklin County, which has the lowest unemployment rate in Ohio and also below the national rates. Over 200,000 *new jobs* have been created in the Columbus MSA since 1990. 38.7% of all Franklin County households had income of over $50,000 and the median household income is in excess of $42,000. 11.6% of households have an annual income of more than $100,000.

Columbus is the capital of Ohio as well as home to The Ohio State University. A vibrant and diverse area, more than 1.06 million people live in Columbus and Franklin County. Columbus is ranked as the #11 Best City to Live and Work (*Employment Review*/June 2003, the #1 City in the US for African American Families (Black Entertainment Network {BET}/October 2002, and the #1 City in the Midwest for Entrepreneurs (*Entrepreneur*/October 2002) among accolades constantly received.



THE CNB MOBILE BANKING TEAM

CNB brings a unique business model to First Merchants. CNB began with the vision to serve the banking needs of privately owned businesses and their owners involved in small to mid-size operations. CNB has earned its reputation as "the Bank for Business" through its focused business banking strategy and high-touch approach to its clients. CNB delivers its services through a single location and the use of mobile branches, private bankers, and web-based technology. High-touch services also include offering seminars to its corporate and private clients that cover current business issues, an outstanding approach to two economic publications, *Business Climate Outlook* and *Financial Forecasts,* that keep its clients on the forefront of current economic conditions, and a series of updates on financial fraud published on the web.

JANUARY

FMC FORMS MERCHANTS TRUST COMPANY, EFFECTIVE JANUARY 1

First Merchants Corporation formed Merchants Trust Company, a wholly-owned subsidiary of First Merchants Corporation, effective January 1, 2003. The new company unites the trust and asset management services of all affiliate banks of the Corporation and represents one of the largest trust companies in the State of Indiana.

Mr. Cox said, "In forming Merchants Trust Company, we remain true to our commitment of partnering with local community banks to provide the personal service that our customers desire. The efficiencies gained in combining our trust services will give us greater resources in investment management, estate planning, retirement plan services, and state-of-the-art operating systems."

[illegible]

NOMINATING & GOVERNANCE COMMITTEE FORMED

The Board of Directors for First Merchants Corporation established a Nominating and Governance Committee to ensure the continuation of a high quality and independent Board of Directors.

The Committee, which is composed entirely of independent directors, will provide oversight to ensure that the governance structure and processes of First Merchants Corporation are in compliance with applicable law and regulation, including rules issued by the SEC and NASDAQ.

JULY

RECORD QUARTER AS EARNINGS PER SHARE REACH $.50

First Merchants Corporation reported that second quarter 2003 diluted earnings per share increased 4.2% to $.50, up from $.48 in the prior year. Net income increased $805,000, or 10.1%, from $7,940,000 to $8,745,000 during the same period.

Year-to-date diluted earnings reached $.84 per share compared to $.89 in 2002. Year-to-date net income increased $990,000, or 7.4%, from $13,413,000 to $14,403,000.

Total assets reached $3.1 billion as total loans outstanding reached $2.3 billion, an increase of $365 million, or 18.5%.

AUGUST

21ST CONSECUTIVE ANNUAL DIVIDEND INCREASE

First Merchants Corporation announced that its Board of Directors declared a 5% share dividend to its shareholders of record on August 29, 2003, payable on September 12, 2003. The Board also declared a $.23 per share cash dividend to shareholders of record on September 5, 2003, payable on September 19, 2003. The $.23 per share cash dividend is consistent with prior quarters and affords to shareholders of record on August 29, 2003, an effective 5% increase by virtue of the stock dividend.

Michael L. Cox, President and Chief Executive Officer, commented, "First Merchants Corporation has consistently produced a return to its shareholders through dividends and price appreciation that is attractive in today's capital markets. We are pleased to continue our record of consecutive dividend increases to the 21st year.

OCTOBER

FIRST DIRECTORS' RETREAT HELD

First Merchants Corporation hosted its first Directors' Retreat in October 2003. Over eighty affiliate Directors participated in the meeting at Minnetrista Cultural Center in Muncie, Indiana. Michael L. Cox, President and Chief Executive Officer, and Roger Arwood, Chief Operating Officer, were featured guest speakers who presented the Corporate strategic plan to the Directors. Presentations were also made by regulators of the banking industry, providing continued education to the Directors.

[illegible]

SUCCESSFUL INTEGRATION OF LAFAYETTE BANK AND TRUST

First Merchants Corporation completed the integration of Lafayette Bank and Trust Company's core processing system. Michael L. Cox, President and Chief Executive Officer, commented that this data integration project, which took six months in planning and execution, "was a huge undertaking with near flawless completion."

DECEMBER

SIX STATE CHARTERS CONVERTED TO NATIONAL CHARTERS

In order to bring consistency of application and interpretation of all applicable banking regulations, First Merchants Corporation successfully converted six state bank charters to national charters effective January 1, 2004. All ten of the Corporation's banks are now nationally chartered and regulated by the Office of the Comptroller of the Currency and the Federal Reserve System.



TRADING HISTORY

LISTED ON NASDAQ/NMS ON JUNE 20, 1989

TRADING SYMBOL: FRME

2003 STOCK PRICE RANGE:
HIGH $27.25
LOW $21.29

CURRENT BID PRICE AS OF 12/31/03: $25.51

2003 NASDAQ TRADING VOLUME: 4,832,381 SHARES

DECEMBER 31, 2003 SHARES OUTSTANDING: 18,512,834

RETURN ON ASSETS



1.31%
1.11%
1.16%
1.18%
.93%
1.21%
01
02
03

RETURN ON EQUITY



13.36%
13.79%
11.72%
14.25%
9.39%
14.11%
01
02
03

EFFICIENCY RATIO

(INDICATES THE COST TO PRODUCE A DOLLAR OF REVENUE)



52.9
57.8
57.7
57.8
64.5
58.5
01
02
03

LOAN LOSSES

(AS A PERCENT OF AVERAGE LOANS)



.23
.24
.37
.28
.44
.24
01
02
03

FIRST MERCHANTS ■ SNL SECURITIES PEER GROUP [1]

[1] Bank holding companies with assets from $1 billion to $5 billion. 2003 peer data reflects results through September 30, 2003.

EARNINGS GROWTH



2003
$27,571,000
1975
$1,537,000

STOCK PERFORMANCE

A purchase of 100 shares in September 1982, when the holding company was organized, would have cost $4,200. Through three 2-for-1 stock splits, three 3-for-2 splits, and three five percent (5%) stock dividends, the number of shares held as of December 31, 2003, would be approximately 3,126 with a market value of $79,744. In addition, dividends in the amount of $29,434 would have been paid on the initial investment of $4,200.



INITIAL INVESTMENT (9/82)
$4,200
DIVIDENDS RECEIVED (THROUGH 12-31-03)
$29,434
MARKET VALUE (BID)
$79,744

Stefan S. Anderson
Chairman of the Board

Robert M. Smitson
Vice Chairman of the Board
Maxon Corporation
Chairman of the Board

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Roger M. Arwood
First Merchants Corporation
Executive Vice President
Chief Operating Officer

James F. Ault
Madison Community Bank
Chairman of the Board
General Motors Corporation
Retired

Dennis A. Bieberich
Decatur Bank & Trust Company
President
Chief Executive Officer

Richard A. Boehning
Bennett, Boehning & Clary
Of Counsel

Frank A. Bracken, Esq.
Ball Associates
Attorney
Retired

Dr. Blaine A. Brownell
U21 pedagogica
Chief Executive Officer

Thomas B. Clark
Jarden Corporation
Chairman of the Board
President
Chief Executive Officer
Retired

Barry J. Hudson
First National Bank
Chairman of the Board

Robert T. Jeffares
Great Lakes Chemical Corporation
Executive Vice President
Chief Financial Officer
Retired

Norman M. Johnson
Union County National Bank
Chairman of the Board
Stein Roe & Farnham
Executive Vice President
Retired

Thomas D. McAuliffe
Commerce National Bank
Chairman of the Board
Chief Executive Officer

George A. Sissel
Ball Corporation
Chairman of the Board
Chief Executive Officer
Retired

Dr. John E. Worthen
Ball State University
President Emeritus

SECRETARY TO THE BOARD

Larry R. Helms
Senior Vice President
First Merchants Corporation

ASSISTANT SECRETARY TO THE BOARD

C. Ronald Hall
First Merchants Corporation
Vice President

FIRST MERCHANTS BANK

Stefan S. Anderson
Chairman of the Board

Robert M. Smitson
Vice Chairman of the Board
Maxon Corporation
Chairman of the Board

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Roger M. Arwood
First Merchants Corporation
Executive Vice President
Chief Operating Officer

Jack L. Demaree
First Merchants Bank
President
Chief Executive Officer

Ronald K. Fauquher
Ontario Systems, LLC
Senior Vice President

Thomas K. Gardiner, MD, FACP
Cardinal Health System, Inc.
Executive Vice President

Suzanne L. Gresham, PhD
Comprehensive Mental Health Services, Inc.
President
Chief Executive Officer
Retired

John W. Hartmeyer
Al Pete Meats, Inc.
Chief Executive Officer

Nelson W. Heinrichs
Centennial Packaging, Inc.
Chairman of the Board
Retired

Jon H. Moll
DeFur Voran, LLP
Partner

Joseph E. Wilson
Muncie Power Products, Inc.
Chairman of the Board
Chief Executive Officer

SECRETARY TO THE BOARD

Cynthia G. Holaday
First Merchants Bank
Assistant Vice President
Executive Administrative Officer

CHAIRMAN EMERITUS

William P. Givens

DIRECTORS EMERITI

Clell W. Douglass
Hurley C. Goodall
Betty J. Kendall
Hamer D. Shafer

COMMERCE NATIONAL BANK

Thomas D. McAuliffe
Chairman of the Board
Chief Executive Officer

John A. Romelfanger
Commerce National Bank
Executive Vice President
Chief Operating Officer

Roger M. Arwood *
First Merchants Corporation
Executive Vice President
Chief Operating Officer

Loreto V. Canini
Canini & Pellecchia, Inc.
President

Jameson Crane, Jr.
Fairwood Investment Company
Vice President

Rhonda J. DeMuth
TDCI, Inc.
President

George A. Gummer
G.A. Gummer & Associates, Inc.
Owner

William L. Hoy
Columbus Sign Company
Chief Executive Officer

Clark Kellogg
CBS Sports
Basketball Analyst

Samuel E. McDaniel
McDaniel's Painting & Construction, Inc.
Owner

Kent K. Rinker *
Diamond Hill
Managing Director, Fixed Income

Richard F. Ruhl
Dick Ruhl Ford Sales, Inc.
Retired

John A. Tonti
West Penn Foods, Inc.
President

Alan R. Weiler
Archer-Meek-Weiler Agency, Inc.
Chairman

David L. Winks
Capital Lighting, Inc.
Vice President

Michael Wren
M-E Engineering
Retired

** Advisory Director*

DECATUR BANK & TRUST COMPANY

Philip H. Barger
Chairman of the Board
Barger Farms, Inc.

Dennis A. Bieberich
Decatur Bank & Trust Company
President
Chief Executive Officer

Kevan B. Biggs
Ideal Suburban Homes, Inc.
Vice President

Gregory A. Fleming
Fleming Excavating, Inc.
President

Mark Kaehr
R & K Incinerator, Inc.
President

Wayne M. Porter
Thunderbird Products
Vice President of Sales

John L. Schultz
Baker & Schultz, Inc.
President

FIRST NATIONAL BANK OF PORTLAND

Barry J. Hudson
Chairman of the Board

Robert G. Bell
First National Bank of Portland
President
Chief Executive Officer

Bradley K. Glentzer
Portland Motor Parts
Owner

Bonnie R. Maitlen, PhD
Training & Development
Specialist-Consultant

Reda Theurer-Miller
Youth Service Bureau of Jay County, Inc.
Chief Executive Officer

Stephen R. Myron, MD
Preferred Medical Providers
President

Samuel P. Shoemaker
John Jay Center for Learning
Executive Director

Gary L. Whitenack
Whitenack Farm & Supply Co.
Farmer

FIRST UNITED BANK

Daniel R. Eichhorn, DVM
Chairman of the Board
Veterinarian

Ted S. Doles, MD
Physician

John M. Finnerty
First United Bank
President
Chief Executive Officer

David L. Keesling
Farmer

Mary Wisehart Phillips
Wisehart & Wisehart
Attorney

Richard A. Russell
Slick Engineering

FRANCES SLOCUM BANK

Robert R. Halderman
Chairman of the Board
Halderman Real Estate Services
Chairman
Halderman Farm Management, Inc.
Chairman

Terry Agness
Ford Meter Box Co., Inc.
Chairman

Pamela C. Beckom
Harbaugh Enterprises, Inc.
President
Pizza Hut of Kokomo, Inc.
President
Pizza Hut of Chillicothe, Inc.
President

Richard T. Doermer
Growth Capital Company
President

John W. Forrester
Wabash Electric Supply, Inc.
President

Arthur W. Jasen
B. Walter & Company
President
Walter Dimension Co.
President

Hal D. Job
Frances Slocum Bank
President
Chief Executive Officer

Charles R. Tiede
Tiede, Metz & Downs PC
Attorney

LAFAYETTE BANK & TRUST COMPANY

Robert J. Weeder
Chairman of the Board

Tony S. Albrecht
President
Chief Executive Officer

Richard A. Boehning
Bennett, Boehning & Clary
Of Counsel

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Vernon N. Furrer
Self-Employed Farmer

W. L. Hancock
PSI Energy, A CINERGY Company
General Manager
Retired

Robert T. Jeffares
Executive Vice President
Chief Financial Officer
Great Lakes Chemical Corporation
Retired

Jeffrey L. Kessler
Stall & Kessler Diamond Center
Co-owner

Roy D. Meeks
Nelmeeks, Inc.
President

Eric P. Meister
GTE North, Inc.
Central Division Manager
Retired

DIRECTORS EMERITI

Gordon G. Beemer
Joseph A. Bonner
Charles E. Maki

MADISON COMMUNITY BANK

James F. Ault
Chairman of the Board
General Motors Corporation
Delco Remy Division
General Manager
Retired

George R. Likens
Vice Chairman of the Board
Farmer

Michael L. Baker
Madison Community Bank
President
Chief Executive Officer

Edward L. Foggs
Church of God
Minister-at-Large
Interchurch Relations

Jeffrey A. Jenness
Church of God
Executive Secretary & Treasurer
Board of Pension

Joseph R. Kilmer
Attorney at Law

C. David Kleinhenn
Kleinhenn Company
President

Herbert G. Likens
Farmer

Robert J. Pensec
Carbide Grinding Company
President

Stephen D. Skaggs
Perfecto Tool & Engineering Co., Inc.
Vice President

Curt Stephenson
First Merchants Insurance Services
Vice President

RANDOLPH COUNTY BANK

Michael D. Wickersham
Chairman of the Board
Wick's Pies, Inc.
President

Clyde T. Bateman
Farmer

Thomas E. Chalfant
Farmer

W. Scott Hawkins
Registered Representative
Lincoln Financial Advisors

Errol P. Klem
Klem Golf, Inc.
President

Martha A. Mathias
Frank Miller Lumber Co., Inc.
President
Chief Executive Officer

James A. Meinerding
Randolph County Bank
President
Chief Executive Officer
Trust Officer

UNION COUNTY NATIONAL BANK

Norman M. Johnson
Chairman of the Board
Stein, Roe & Farnham
Executive Vice President
Retired

Norman Locke
Union County National Bank
President
Chief Executive Officer

Richard A. Daniels
McCullough-Hyde Memorial Hospital
President
Chief Executive Officer

Gerald S. Paul
Medreco, Inc.
President

Jan S. Williams
Williams & Keckler, LLC
Certified Public Accountant

FIRST MERCHANTS INSURANCE SERVICES

Michael L. Cox
Chairman
First Merchants Corporation
President
Chief Executive Officer

Dan M. VanTreese
President
Chief Executive Officer

Roger M. Arwood
First Merchants Corporation
Executive Vice President
Chief Operating Officer

Larry R. Helms
First Merchants Corporation
Senior Vice President

Brian Edwards
Treasurer
First Merchants Corporation
Senior Vice President
Chief Financial Officer

Kimberly J. Arnold
Secretary
Assistant Treasurer

FIRST MERCHANTS REINSURANCE CO., LTD.

Michael L. Cox
Chairman
First Merchants Corporation
President
Chief Executive Officer

Larry R. Helms
Secretary
First Merchants Corporation
Senior Vice President

Mark K. Hardwick
Treasurer
First Merchants Corporation
Senior Vice President
Chief Financial Officer

INDIANA TITLE INSURANCE COMPANY

Michael L. Cox
Chairman
First Merchants Corporation
President
Chief Executive Officer

James W. Smith
President

James W. Trulock
President

David W. Heeter
Mutual Federal Savings Bank
Chief Executive Officer

Harry J. Bailey
Ameriana Bancorp
President
Chief Executive Officer

MERCHANTS TRUST COMPANY

Stefan S. Anderson
Chairman of the Board

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Roger M. Arwood
First Merchants Corporation
Executive Vice President
Chief Operating Officer

James L. Thrash
Merchants Trust Company
President
Chief Executive Officer

Jon H. Moll
DeFur Voran, LLP
Partner

EXECUTIVE OFFICERS

FIRST MERCHANTS CORPORATION

Michael L. Cox
President
Chief Executive Officer

Roger M. Arwood
Executive Vice President
Chief Operating Officer

Robert R. Connors
Senior Vice President
Operations & Technology

Mark K. Hardwick
Senior Vice President
Chief Financial Officer

Larry R. Helms
Senior Vice President
Administrative Services
& General Counsel

SENIOR OFFICERS

FIRST MERCHANTS CORPORATION

Stephan H. Fluhler
First Vice President
Jeffrey B. Lorentson
First Vice President
Robert C. Rhoades
First Vice President
Jami L. Cornish
Vice President

Jeff S. Davis
Vice President
Brian A. Edwards
Vice President
Kimberly J. Ellington
Vice President
Karen J. Evens
Vice President

Phillip W. Fortner
Vice President
C. Ronald Hall
Vice President
Christina L. Hoyt
Vice President
Sondra A. Kaselonis
Vice President

Gary D. Marshall
Vice President
Pamela S. Miller
Vice President
Larry J. Moore
Vice President
Brenda G. Nivens
Vice President

Jennie A. Sobecki
Vice President
Mitzi K. Thomas
Vice President
Carol A. Lambert
Senior Staff Auditor

FIRST MERCHANTS BANK

Jack L. Demaree
President
Chief Executive Officer
Thomas E. Buczek
Senior Vice President
Chris B. Parker
Senior Vice President
Merrill V. Clevenger
Vice President
Paul A. Fish
Vice President
Barry A. Grossman
Vice President
Michael L. Hauk
Vice President
Patricia Hudson
Vice President
Julie M. Kern
Vice President
James A. Kerstiens
Vice President
Susan R. Laverty
Vice President
Stephen B. Moore
Vice President
Jeffrey M. Parsons
Vice President
William R. Redman
Vice President
Denby R. Turner
Vice President
Thomas E. Wiley
Vice President
Teresa D. Willman
Vice President
Brad C. Wise
Vice President
John A. Wood
Vice President

FIRST MERCHANTS INSURANCE SERVICES

Dan M. Van Treese
President
Chief Executive Officer
Terry Lothamer
Vice President
John Parker
Vice President
Linda Pevler
Vice President
Curt Stephenson
Vice President

INDIANA TITLE INSURANCE COMPANY

James W. Smith
Co-President
James W. Trulock
Co-President

COMMERCE NATIONAL BANK

Thomas D. McAuliffe
President
Chief Executive Officer
John A. Romelfanger
Executive Vice President
Chief Operating Officer
Mark Sbrochi
Executive Vice President
Martin F. Brady
Vice President
W. Alex Cook
Vice President
Catherine A. Dieckman
Vice President
William E. Dudley
Vice President
Jennifer M. Griffith
Vice President
Jeffrey A. Nelson
Vice President
F. Andrew Reardon
Vice President
Thomas J. Sansone
Vice President
Joseph J. Sauline
Vice President
Melissa K. Swartlander
Vice President
Robert T. Whetzel
Vice President

DECATUR BANK & TRUST COMPANY

Dennis A. Bieberich
President
Chief Executive Officer
David R. Lengerich
Vice President
Sharon K. Linder
Vice President
Rosalyn M. Neuenschwander
Vice President

FIRST NATIONAL BANK OF PORTLAND

Robert G. Bell
President
Chief Executive Officer
Richard L. Huffman
Executive Vice President
Chief Trust & Investment Officer
Duane D. Sautbine
Senior Vice President
Theresa T. Bollenbacher
Vice President
Janice E. Ferrell
Vice President
Carl F. Walker
Vice President

FIRST UNITED BANK

John M. Finnerty
President
Chief Executive Officer
Jean E. Real
Senior Executive Vice President
Christopher J. Allen
Executive Vice President
Rebecca I. Black
Senior Vice President
Joyce D. Dick
Senior Vice President
Marjorie E. Phillips
Senior Vice President
Sue E. Goodman
Vice President
Brian A. Huff
Vice President
Richard W. Warner
Vice President

FRANCES SLOCUM BANK

Hal D. Job
President
Chief Executive Officer
Ronald D. Kerby
Senior Vice President
Tony A. Millspaugh
Senior Vice President
Duane A. Davis
Vice President
Dennis L. Frieden
Vice President
John F. Gouveia III
Vice President
Sondra A. Kaselonis
Vice President
Kenneth L. Magers
Vice President
Marc A. Shelley
Vice President
Barbara L. Tucker
Vice President

LAFAYETTE BANK & TRUST COMPANY

Tony S. Albrecht
President
Chief Executive Officer
Todd A. Burklow
Senior Vice President
David T. Flint
Senior Vice President
Daniel J. Gick
Senior Vice President
G. Atlee Oyler
Senior Vice President
David F. Schrum
Senior Vice President
Charles E. Wise
Senior Vice President
Edward R. Boes
Vice President
David L. Chadwell
Vice President
Joe D. Coffing
Vice President
Cynthia K. Cox
Vice President
Monty L. Edging
Vice President
Arthur D. Grisez
Vice President
Tamara L. Hopkins
Vice President
Sherry L. Keith
Vice President
Jeffrey W. Love
Vice President
Claude P. Martin
Vice President
Mark W. Molter
Vice President
John T. Price
Vice President
Renee D. Reed
Vice President
Carol S. Rosentreter
Vice President
Malcolm E. Stair
Vice President
Michelle D. Turnpaugh
Vice President
Larry D. Wiley
Vice President

MADISON COMMUNITY BANK

Michael L. Baker
President
Chief Executive Officer
Michael E. Stephens
Senior Vice President
Stephen J. Bill
Vice President
Daniel D. Cobb
Vice President
Richard K. Fulaytar
Vice President
MaryAnn Gardner
Vice President
Sherry Hazelbaker
Vice President
Kirk A. Klabunde
Vice President
John L. May
Vice President
Gretchen D. Patterson
Vice President

RANDOLPH COUNTY BANK

James A. Meinerding
President
Chief Executive Officer
Chad S. Guggenbiller
Vice President
Brian A. Edwards
Executive Vice President
Cashier
Rick D. Tudor
Vice President

UNION COUNTY NATIONAL BANK

Norman Locke
President
Chief Executive Officer
Diane M. Bolser
Executive Vice President
Dale A. Cummins
Executive Vice President
Lee M. Elzemeyer
Senior Vice President
Kyle D. Clark
Vice President

MERCHANTS TRUST COMPANY

James L. Thrash
President
Chief Executive Officer
Lawrence A. Anthrop
Senior Vice President
William J. Bittermann, Jr.
Senior Vice President
Mark A. Collison
Senior Vice President
David L. Forbes
Senior Vice President
Elke U. Baltimore
Vice President
J. Neal Barnum
Vice President
Terry L. Blaker
Vice President
Brent P. Brandon
Vice President
Pamela S. Haager
Vice President
Richard L. Huffman
Vice President
James E. Keene
Vice President
John K. Mandeville
Vice President
Carol S. Merchand
Vice President
Sharon L. Powell
Vice President
Dennis D. Puppel
Vice President
John A. Romelfanger
Vice President
John L. Shockley
Vice President
N. Jane Smith
Vice President
M. Teresa Swaim
Vice President
Stacy Terhune
Vice President
Douglas M. Wehrman
Vice President

FINANCIAL REVIEW 2003


STOCK MARKETS

FIRST MERCHANTS CORPORATION

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except share data)	2003	2002	2001	2000	1999
Operations (4)					
Net Interest Income					
Fully Taxable Equivalent (FTE) Basis	$ 106,899	$ 96,599	$ 66,806	$ 58,619	$ 56,513
Less Tax Equivalent Adjustment	3,757	3,676	2,445	2,637	2,948
Net Interest Income	103,142	92,923	64,361	55,982	53,565
Provision for Loan Losses	9,477	7,174	3,576	2,625	2,241
Net Interest Income					
After Provision for Loan Losses	93,665	85,749	60,785	53,357	51,324
Total Other Income	35,902	27,077	18,543	16,634	14,573
Total Other Expenses	91,279	71,009	45,195	40,083	36,710
Income Before Income Tax Expense	38,288	41,817	34,133	29,908	29,187
Income Tax Expense	10,717	13,981	11,924	9,968	10,099
Net Income	$ 27,571	$ 27,836	$ 22,209	$ 19,940	$ 19,088
Per share data (1)(4)					
Basic Net Income	$ 1.51	$ 1.70	$ 1.63	$ 1.51	$ 1.37
Diluted Net Income	1.50	1.69	1.61	1.50	1.36
Cash Dividends Paid (2)	.90	.86	.84	.78	.72
December 31 Book Value	16.42	15.24	12.82	11.61	9.98
December 31 Market Value (Bid Price)	25.51	21.67	21.78	19.54	22.08
Average balances (4)					
Total Assets	$2,960,195	$2,406,251	$1,689,694	$1,532,691	$1,397,230
Total Loans (5)	2,281,614	1,842,429	1,270,555	1,104,013	935,716
Total Deposits	2,257,075	1,857,053	1,331,631	1,209,015	1,073,074
Securities Sold Under Repurchase Agreements					
(long-term portion)		66,535	44,394	53,309	56,181
Total Federal Home Loan Bank Advances	166,733	155,387	103,941	80,008	57,062
Total Trust Preferred Securities	56,521	37,379			
Total Stockholders' Equity	293,603	237,575	166,232	141,446	149,727
Year-end balances (4)					
Total Assets	$3,076,812	$2,678,687	$1,787,035	$1,621,063	$1,474,048
Total Loans (5)	2,356,546	2,025,922	1,359,893	1,175,586	998,956
Total Deposits	2,362,101	2,036,688	1,421,251	1,288,299	1,147,203
Securities Sold Under Repurchase Agreements					
(long-term portion)		23,632	32,500	32,500	35,000
Total Federal Home Loan Bank Advances	212,779	184,677	103,499	93,182	73,514
Total Trust Preferred Securities	57,188	53,188			
Total Stockholders' Equity	303,965	261,129	179,128	156,063	126,296
Financial ratios (4)					
Return on Average Assets	.93%	1.16%	1.31%	1.30%	1.37%
Return on Average Stockholders' Equity	9.39	11.72	13.36	14.10	12.75
Average Earning Assets to Total Assets	89.99	91.38	93.29	94.85	94.77
Allowance for Loan Losses as % of Total Loans	1.08	1.11	1.11	1.06	1.01
Dividend Payout Ratio	60.00	50.89	52.17	52.00	52.94
Average Stockholders' Equity to Average Assets	9.92	9.87	9.84	9.23	10.72
Tax Equivalent Yield on Earning Assets (3)	5.98	6.83	7.80	8.19	7.81
Cost of Supporting Liabilities	1.97	2.44	3.56	4.16	3.54
Net Interest Margin on Earning Assets	4.01	4.39	4.24	4.03	4.27

(1) Restated for all stock dividends and stock splits.

(2) Dividends per share is for First Merchants Corporation only, not restated for pooling transactions.

(3) Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.

(4) Business combinations that affect the comparability of this information are discussed in Note 2 to the Consolidated Financial Statements.

(5) Includes loans held for sale.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Corporation's financial data has been restated for all mergers accounted for as pooling of interests.

FORWARD-LOOKING STATEMENTS

The Corporation from time to time includes forward-looking statements in its oral and written communication. The Corporation may include forward-looking statements in filings with the Securities and Exchange Commission, such as Form 10-K and Form 10-Q, in other written materials and in oral statements made by senior management to analysts, investors, representatives of the media and others. The Corporation intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and the Corporation is including this statement for purposes of these safe harbor provisions. Forward-looking statements can often be identified by the use of words like "estimate," "project," "intend," "anticipate," "expect" and similar expressions. These forward-looking statements include:

* statements of the Corporation's goals, intentions and expectations;

* statements regarding the Corporation's business plan and growth strategies;

* statements regarding the asset quality of the Corporation's loan and investment portfolios; and

* estimates of the Corporation's risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors which could affect the actual outcome of future events:

* fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect the Corporation's net interest margin, asset valuations and expense expectations;

* adverse changes in the economy, which might affect the Corporation's business prospects and could cause credit-related losses and expenses;

* adverse developments in the Corporation's loan and investment portfolios;

* competitive factors in the banking industry, such as the trend towards consolidation in the Corporation's market; and

* changes in the banking legislation or the regulatory requirements of federal and state agencies applicable to bank holding companies and banks like the Corporation's affiliate banks.

Because of these and other uncertainties, the Corporation's actual future results may be materially different from the results indicated by these forward- looking statements. In addition, the Corporation's past results of operations do not necessarily indicate its future results.

CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles require management to apply significant judgment to certain accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply those principles where actual measurement is not possible or practical. For a complete discussion of the Corporation's significant accounting policies, see the notes to the consolidated financial statements (pages 27 to 31) and discussion throughout this Annual Report. Below is a discussion of the Corporation's critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the Corporation's financial statements. Management has reviewed the application of these policies with the Corporation's Audit Committee.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of probable losses inherent in the Corporation's loan portfolio. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The Corporation's strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality.

The Corporation's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic, environmental, qualitative or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.* Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

CRITICAL ACCOUNTING POLICIES continued

Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans using loss rates based on a five year average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Corporation's internal loan review.

An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Corporation's primary market areas for lending are north-central and east-central Indiana and Columbus, Ohio. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Corporation's customers.

The Corporation has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

CRITICAL ACCOUNTING POLICIES continued

Valuation of Securities. The Corporation's available-for-sale security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the credit worthiness of the issuer and the Corporation's ability to hold the security to maturity. A decline in value that is considered to be other-than temporary is recorded as a loss within other operating income in the consolidated statements of income.

Pension. The Corporation provides pension benefits to its employees. In accordance with applicable accounting rules, the Corporation does not consolidate the assets and liabilities associated with the pension plan. Instead, the Corporation recognizes a prepaid asset for contributions the Corporation has made to the pension plan in excess of pension expense. The measurement of the prepaid asset and the annual pension expense involves actuarial and economic assumptions.

The assumptions used in pension accounting relate to the expected rate of return on plan assets, the rate of increase in salaries, the interest-crediting rate, the discount rate, and other assumptions. See Note 16 "Employee Benefit Plans" in the Annual Report for the specific assumptions used by the Corporation.

The annual pension expense for the Corporation is currently most sensitive to the discount rate. Each 25 basis point reduction in the 2004 discount rate of 6.25 percent would increase the Corporation's 2004 pension expense by approximately $180,000. In addition, each 25 basis point reduction in the 2004 expected rate of return of 8.0 percent would increase the Corporation's 2004 pension expense by approximately $45,000.

Goodwill and Intangibles. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and the liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, inflation, asset growth rates or other relevant factors. In addition, the determination of the useful lives for which an intangible asset will be amortized is subjective.

CRITICAL ACCOUNTING POLICIES continued

Goodwill and indefinite-lived assets recorded must be reviewed for impairment on an annual basis, as well as on an interim basis if events or changes indicate that the asset might be impaired. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill or the indefinite-lived intangible with subsequent reversal of the impairment loss being prohibited. The tests for impairment fair values are based on internal valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. The resulting estimated fair values could have a significant impact on the carrying values of goodwill or intangibles and could result in impairment losses being recorded in future periods.

RESULTS OF OPERATIONS

As of December 31, 2003 total assets totaled $3,076,812,000, an increase of $398,125,000. Of this amount, loans increased $349,126,000, investments increased $14,735,000, intangibles, including goodwill, increased $35,506,000 and cash value of life insurance increased by $23,618,000. The addition of Commerce National Bank on March 1, 2003 accounted for $298,702,000 in loan growth, $12,500,000 in investment growth and most of the increase in intangibles.

Absent Commerce National Bank, total loans increased by $50,424,000. Positive growth of commercial and commercial real estate loans of $73,436,000 was significantly mitigated by declines in installment loans and residential real estate loans of $12,166,000 and $9,776,000, respectively.

The Corporation also completed the purchase of $23 million in Bank Owned Life Insurance (BOLI) during May, 2003. The BOLI yield is 8.34 percent on a fully tax equivalent basis, adjustable annually. The tax-free investment was used to offset the cost of current employee benefit programs, as detailed in Note 16.

Net income for 2003 totaled $27,571,000, down from $27,836,000 in 2002. The $265,000 decrease is attributable to several factors, including compression of the net interest margin, increased provision for loan losses and increased noninterest expenses. These factors and others are discussed within the respective sections of Management's Discussion & Analysis of Financial Condition and Results of Operations. Diluted earnings per share totaled $1.50, a 11.2 percent decrease from $1.69 reported for 2002.

Net income for the year 2002 reached $27,836,000 up from $22,209,000 in 2001. The $5,627,000 increase is attributable to several factors, including the April 1, 2002 acquisition of Lafayette Bank and Trust Company, improved net interest margin and the elimination of goodwill amortization. However, these factors were mitigated by increased provisions for loan losses and increased other expenses. These factors and others are discussed within the respective sections of Management's Discussion & Analysis of Financial Condition and

RESULTS OF OPERATIONS continued

Results of Operations. Diluted earnings per share totaled $1.69, a 5.0 percent increase from $1.61 reported for 2001.

Return on equity was 9.39 percent in 2003, 11.72 percent in 2002 and 13.36 percent in 2001. Return on assets was .93 percent in 2003, 1.16 percent in 2002 and 1.31 percent in 2001.

CAPITAL

The Corporation's regulatory capital continues to exceed regulatory "well capitalized" standards. Tier I regulatory capital consists primarily of total stockholders' equity and trust-preferred securities, less non-qualifying intangible assets and unrealized net securities gains. The Corporation's Tier I capital to average assets ratio was 7.38 percent and 7.92 percent at December 31, 2003 and 2002, respectively. In addition, at December 31, 2003, the Corporation had a Tier I risk-based capital ratio of 9.40 percent and total risk-based capital ratio of 11.60 percent. Regulatory capital guidelines require a Tier I risk-based capital ratio of 4.0 percent and a total risk-based capital ratio of 8.0 percent.

The Corporation's GAAP capital ratio, defined as total stockholders' equity to total assets, equaled 9.88 percent as of December 31, 2003, up from 9.75 percent in 2002. When the Corporation acquires other companies, GAAP capital increases by the entire amount of the purchase price. Additional GAAP capital resulting from the purchase of CNBC Bancorp and Commerce National Bank, acquired on March 1,2003, totaled $55,729,000, and was reduced by cash used for consideration totaling $24,562,000 per Note 2.

The Corporation's tangible capital ratio, defined as total stockholders' equity less intangibles net of tax to total assets less intangibles net of tax, equaled 5.78 percent as of December 31, 2003 down from 6.25 percent in 2002.

Management believes that all of the above capital ratios are meaningful measurements for evaluating the safety and soundness of the Corporation. Additionally, management believes the following table is also meaningful when considering performance measures of the Corporation. The table details and reconciles tangible earnings per share, return on tangible capital and tangible assets to traditional GAAP measures.

CAPITAL continued

(Dollars in Thousands)	December 31, 2003	2002
Average Goodwill	$ 107,232	$ 67,391
Average Core Deposit Intangible (CDI)	24,393	16,906
Average Deferred Tax on CDI	(8,951)	(6,249)
Intangible Adjustment	$122,674	$ 78,048
Average Shareholders' Equity (GAAP Capital)	$ 293,603	$ 261,129
Intangible Adjustment	(122,674)	(78,048)
Average Tangible Capital	$ 170,929	$ 183,081
Average Assets	$2,960,195	$2,406,251
Intangible Adjustment	(122,674)	(78,048)
Average Tangible Assets	$2,837,521	$2,328,203
Net Income	$ 27,571	$ 27,836
CDI Amortization, net of tax	2,341	1,619
Tangible Net Income	$ 29,912	$ 29,455
Diluted Earnings per Share	$ 1.50	$ 1.69
Diluted Tangible Earnings per Share	$ 1.63	$ 1.78
Return on Average GAAP Capital	9.39%	11.72%
Return on Average Tangible Capital	17.50%	16.09%
Return on Average Assets	0.93%	1.16%
Return on Average Tangible Assets	1.05%	1.27%

ASSET QUALITY/PROVISION FOR LOAN LOSSES

The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings. The amount provided for loan losses and the determination of the adequacy of the allowance are based on a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review primarily provided by an outside accounting firm. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. (See Critical Accounting Policies)

At December 31, 2003, non-performing loans totaled $26,624,000, an increase of $3,306,000, as noted in the table on the following page. This increase was primarily due to one loan totaling $5,000,000, related to declining collateral values of this borrower being placed on non-accrual status during 2003. Loans 90 days past due other than non-accrual and restructured loans decreased by $2,013,000.

At December 31, 2003, impaired loans totaled $44,772,000, an increase of $421,000 from year end 2002. At December 31, 2003, an allowance for losses was not deemed necessary for impaired loans totaling $32,047,000, but an allowance of $5,728,000 was recorded for the remaining balance of impaired loans of $12,725,000 and is included in the Corporation's allowance for loan losses. The average balance of impaired loans for 2003 was $50,245,000.

ASSET QUALITY/PROVISION FOR LOAN LOSSES continued

At December 31, 2003, the allowance for loan losses was $25,493,000, an increase of $3,076,000 from year end 2002. As a percent of loans, the allowance was 1.08 percent at December 31, 2003 and 1.11 percent at December 31, 2002.

The provision for loan losses in 2003 was $9,477,000, an increase of $2,303,000 from $7,174,000 in 2002. The Corporation's allowance for loan losses reflects increased non-performing loans, increased specific reserves and increased impaired loans, resulting in increased provision expense. The provision expense increase was primarily attributable to declining collateral values of a single commercial borrower, with the remaining based on the regular ongoing evaluation of the loan portfolios of the Corporation's bank subsidiaries. Current non-performing and impaired loan balances indicate that some decline in loan asset quality has occurred, which management believes is a result of current economic conditions.

The following table summarizes the non-accrual, contractually past due 90 days or more other than non-accruing and restructured loans for the Corporation.

(dollars in thousands)	December 31, 2003	2002
Non-accrual loans	$19,453	$14,134
Loans contractually past due 90 days or more *other than non-accruing*	6,530	6,676
Restructured loans	641	2,508
Total	$26,624	$23,318

The table below presents loan loss experience for the years indicated.

(Dollars in Thousands)	2003	2002	2001
Allowance for loan losses:			
Balance at January 1	$22,417	$15,141	$12,454
Chargeoffs	12,139	8,113	3,547
Recoveries	2,011	1,313	573
Net chargeoffs	10,128	6,800	2,974
Provision for loan losses	9,477	7,174	3,576
Allowance acquired in acquisitions	3,727	6,902	2,085
Balance at December 31	$25,493	$22,417	$15,141
Ratio of net chargeoffs during the period to average loans outstanding during the period	.44%	.37%	.23%

LIQUIDITY

Liquidity management is the process by which the Corporation ensures that adequate liquid funds are available for the Corporation and its subsidiaries. These funds are necessary in order for the Corporation and its subsidiaries to meet financial commitments on a timely basis. These commitments include withdrawals by depositors, funding credit obligations to borrowers, paying dividends to shareholders, paying operating expenses, funding capital expenditures, and maintaining deposit reserve requirements. Liquidity is

LIQUIDITY continued

monitored and closely managed by the asset/liability committees at each subsidiary and by the Corporation's asset/liability committee.

The liquidity of the Corporation is dependent upon the receipt of dividends from its bank subsidiaries, which are subject to certain regulatory limitations as explained in Note 14 to the consolidated financial statements, and access to other funding sources. Liquidity of the Corporation's bank subsidiaries is derived primarily from core deposit growth, principal payments received on loans, the sale and maturity of investment securities, net cash provided by operating activities, and access to other funding sources. The most stable source of liability-funded liquidity for both the long-term and short-term is deposit growth and retention in the core deposit base. In addition, the Corporation utilizes advances from the Federal Home Loan Bank ("FHLB") as a funding source. At December 31, 2003, total borrowings from the FHLB were $212,779,000. The Corporation's bank subsidiaries have pledged certain mortgage loans and certain investments to the FHLB. The total available remaining borrowing capacity from the FHLB at December 31, 2003, was $197,273,000. The principal source of asset-funded liquidity is investment securities classified as available-for-sale, the market values of which totaled $348,860,000 at December 31, 2003, an increase of $15,935,000 or 4.8 percent over 2002. Securities classified as held-to-maturity that are maturing within a short period of time can also be a source of liquidity. Securities classified as held-to-maturity and that are maturing in one year or less totaled $1,485,000 at December 31, 2003. In addition, other types of assets-such as cash and due from banks, federal funds sold and securities purchased under agreements to resell, and loans and interest-bearing deposits with other banks maturing within one year-are sources of liquidity.

In the normal course of business, the Corporation is a party to a number of other off-balance sheet activities that contain credit, market and operational risk that are not reflected in whole or in part in the Corporation's consolidated financial statements. Such activities include: traditional off-balance sheet credit-related financial instruments and commitments under operating leases.

The Corporation provides customers with off-balance sheet credit support through loan commitments and standby letters of credit. Summarized credit-related financial instruments at December 31, 2003 are as follows:

(Dollars in thousands)	At December 31, 2003
Amounts of commitments:	
Loan commitments to extend credit	$ 481,771
Standby letters of credit	25,242
	$ 507,013

Since many of the commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

LIQUIDITY continued

In addition to owned banking facilities, the Corporation has entered into a number of long-term leasing arrangements to support the ongoing activities of the Corporation. The required payments under such commitments and borrowing arrangements at December 31, 2003 are as follows:

(Dollars in thousands)	2004	2005	2006	2007	2008	2009 and after	Total
Operating leases	$ 1,563	$ 1,447	$ 1,327	$ 1,112	$ 916	$ 3,255	$ 9,620
Trust preferred securities						57,188	57,188
Securities sold under repurchase agreements	71,095						71,095
Federal Home Loan Bank Advances	22,750	24,500	23,882	14,495	17,464	109,688	212,779
Subordinated debentures, revolving credit lines and term loans	10,594					30,000	40,594
Total	$106,002	$25,947	$25,209	$15,607	$ 18,380	$200,131	$391,276

The Corporation's purchase obligations have no material impact in its cash flow or liquidity and, accordingly, has not been included in the above table.

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK

Asset/Liability Management has been an important factor in the Corporation's ability to record consistent earnings growth through periods of interest rate volatility and product deregulation. Management and the Board of Directors monitor the Corporation's liquidity and interest sensitivity positions at regular meetings to review how changes in interest rates may affect earnings. Decisions regarding investment and the pricing of loan and deposit products are made after analysis of reports designed to measure liquidity, rate sensitivity, the Corporation's exposure to changes in net interest income given various rate scenarios and the economic and competitive environments.

It is the objective of the Corporation to monitor and manage risk exposure to net interest income caused by changes in interest rates. It is the goal of the Corporation's Asset/Liability function to provide optimum and stable net interest income. To accomplish this, management uses two asset liability tools. GAP/Interest Rate Sensitivity Reports and Net Interest Income Simulation Modeling are both constructed, presented and monitored quarterly.

Management believes that the Corporation's liquidity and interest sensitivity position at December 31, 2003, remained adequate to meet the Corporation's primary goal of achieving optimum interest margins while avoiding undue interest rate risk. The following table presents the Corporation's interest rate sensitivity analysis as of December 31, 2003.

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK continued

(dollars in thousands) At December 31, 2003

	1-180 DAYS	181-365 DAYS	1-5 YEARS	BEYOND 5 YEARS	TOTAL
Rate-Sensitive Assets:					
Federal funds sold and interest-bearing deposits	$ 40,556				$ 40,556
Investment securities	36,876	$ 24,045	$ 136,084	$ 159,792	356,797
Loans	1,012,808	326,043	870,082	147,613	2,356,546
Federal Reserve and Federal Home Loan Bank stock	15,502				15,502
Total rate-sensitive assets	1,105,742	350,088	1,006,166	307,405	2,769,401
Rate-Sensitive Liabilities:					
Interest-bearing deposits	1,411,925	224,461	383,135	4,379	2,023,900
Securities sold under repurchase agreements	71,095				71,095
Federal Home Loan Bank advances	7,750	15,000	80,341	109,688	212,779
Trust preferred securities				57,188	57,188
Other short-term borrowings	1,514				1,514
Other borrowed funds	10,594			30,000	40,594
Total rate-sensitive liabilities	1,502,878	239,461	463,476	201,255	2,407,070
Interest rate sensitivity gap by period	$ (397,136)	$ 110,627	$ 542,690	$ 106,150	
Cumulative rate sensitivity gap	(397,136)	(286,509)	256,181	362,331	
Cumulative rate sensitivity gap ratio					
at December 31, 2003	73.6%	83.6%	111.6%	115.1%	
at December 31, 2002	111.8%	85.2%	98.2%	113.8%	

The Corporation had a cumulative negative gap of $286,509,000 in the one-year horizon at December 31, 2003, just over 9.3 percent of total assets.

The Corporation places its greatest credence in net interest income simulation modeling. The above GAP/Interest Rate Sensitivity Report is believed by the Corporation's management to have two major shortfalls. The GAP/Interest Rate Sensitivity Report fails to precisely gauge how often an interest rate sensitive product reprices, nor is it able to measure the magnitude of potential future rate movements.

Net interest income simulation modeling, or earnings-at-risk, measures the sensitivity of net interest income to various interest rate movements. The Corporation's asset liability process monitors simulated net interest income under three separate interest rate scenarios; base, rising and falling. Estimated net interest income for each scenario is calculated over a 12-month horizon. The immediate and parallel changes to the base case scenario used in the model are presented below. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings of the Corporation.

The base scenario is highly dependent on numerous assumptions embedded in the model, including assumptions related to future interest rates. While the base sensitivity analysis incorporates management's best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. For mortgage-related assets, the base simulation model captures the expected prepayment behavior under changing interest rate environments. Assumptions and methodologies regarding the interest rate or balance behavior of indeterminate

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK continued

maturity products, e.g., savings, money market, NOW and demand deposits reflect management's best estimate of expected future behavior.

The comparative rising and falling scenarios for the period ending December 31, 2004 assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In addition, total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management in the base simulation for the period ended December 31, 2004 are as follows:

Driver Rates	RISING	FALLING
Prime	200 Basis Points	(200) Basis Points
Federal Funds	200	(100)
One-Year T-Bill	200	(138)
Two-Year T-Bill	200	(194)
Interest Checking	100	(14)
MMIA Savings	100	(24)
First Flex	100	(24)
CD's	200	(59)
FHLB Advances	200	(117)

Results for the base, rising and falling interest rate scenarios are listed below. The net interest income shown represents cumulative net interest income over a 12-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

	BASE	*RISING*	*FALLING*
Net Interest Income (dollars in thousands)	$100,873	$102,792	$ 87,217
Variance from base		$ 1,919	$(13,655)
Percent of change from base		1.90%	(13.54)%

The comparative rising and falling scenarios for the period ended December 31, 2003 assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In addition, total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management in the base simulation for the period ended December 31, 2003 are as follows:

Driver Rates	RISING	FALLING
Prime	200 Basis Points	(50) Basis Points
Federal Funds	200	(50)
One-Year T-Bill	200	(20)
Two-Year T-Bill	200	(59)
Interest Checking	100	-
MMIA Savings	100	-
First Flex	100	(25)
CD's	200	(53)
FHLB Advances	200	(66)

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK continued

Results for the base, rising and falling interest rate scenarios are listed below, based upon the Corporation's rate sensitive assets at December 31, 2002. The net interest income shown represents cumulative net interest income over a 12-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

	BASE	RISING	FALLING
Net Interest Income (dollars in thousands)	$105,138	$113,855	$ 98,793
Variance from base		$ 8,717	$ (6,345)
Percent of change from base		8.29%	(6.03)%

EARNING ASSETS

Earning assets increased approximately $355 million during 2003. The table below reflects the earning asset mix for the years 2003 and 2002 (at December 31).

Loans grew by $349.2 million, while investment securities increased by $14.8 million. $298.7 million of the increase in loans and $12.5 million of the increase in investment securities are attributable to the March 1, 2003 acquisition of CNBC Bancorp. Excluding increases related to this acquisition, loans increased by $50.5 million and investments increased by $2.3 million.

EARNING ASSETS

(dollars in millions)

	December 31, 2003	December 31, 2002
Federal funds sold and interest-bearing time deposits	$ 40.6	$ 35.0
Securities available for sale	348.9	332.9
Securities held to maturity	7.9	9.1
Mortgage loans held for sale	3.0	21.5
Loans	2,353.6	2,004.4
Federal Reserve and Federal Home Loan Bank stock	15.5	11.4
Total	$2,769.5	$2,414.3

DEPOSITS AND BORROWINGS

The table below reflects the level of deposits and borrowed funds (repurchase agreements, Federal Home Loan Bank advances, trust preferred securities, subordinated debentures and other borrowed funds) based on year-end levels at December 31, 2003 and 2002.

(Dollars in Millions)	December 31, 2003	2002
Deposits	$ 2,362.1	$ 2,036.7
Securities sold under repurchase agreements	71.1	89.6
Federal Home Loan Bank advances	212.8	184.7
Trust preferred securities	57.2	53.2
Subordinated debentures, revolving credit lines and term loans	40.6	19.3
Other borrowed funds	1.5	10.2

The Corporation has continued to leverage its capital position with Federal Home Loan Bank advances, as well as, repurchase agreements which are pledged against acquired investment securities as collateral for the borrowings. Trust preferred securities are classified as Tier I Capital and the Subordinated Debenture of $25,000,000 is classified as Tier II Capital when computing risk based capital ratios due to the long-term nature of the investment. The interest rate risk is included as part of the Corporation's interest simulation discussed in Management's Discussion and Analysis under the headings "LIQUIDITY" and "INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK".

NET INTEREST INCOME

Net interest income is the primary source of the Corporation's earnings. It is a function of net interest margin and the level of average earning assets. The table below reflects the Corporation's asset yields, interest expense, and net interest income as a percent of average earning assets for the three-year period ending in 2003.

In 2003, asset yields decreased 85 basis points (FTE) and interest cost decreased 47 basis points, resulting in a 38 basis point (FTE) decrease in net interest income.

(Dollars in Thousands)	December 31, 2003	2002	2001
Net Interest Income	$ 103,142	$ 92,923	$ 64,361
FTE Adjustment	$ 3,757	$ 3,676	$ 2,445
Net Interest Income On a Fully Taxable Equivalent Basis	$ 106,899	$ 96,599	$ 66,806
Average Earning Assets	$2,663,853	$2,198,943	$1,576,334
Interest Income (FTE) as a Percent of Average Earning Assets	5.98%	6.83%	7.80%
Interest Expense as a Percent of Average Earning Assets	1.97%	2.44%	3.56%
Net Interest Income (FTE) as a Percent of Average Earning Assets	4.01%	4.39%	4.24%

Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.

OTHER INCOME

The Corporation has placed emphasis on the growth of non-interest income in recent years by offering a wide range of fee-based services. Fee schedules are regularly reviewed by a pricing committee to ensure that the products and services offered by the Corporation are priced to be competitive and profitable.

Other income in 2003 amounted to $35,902,000 or 32.6 percent higher than in 2002. The increase of $8,825,000 is primarily attributable to the following factors:

1. Gains on sales of mortgage loans included in other income increased by $4,676,000 due to increased mortgage volume during most of 2003. In addition, decreasing mortgage loan rates during the first three quarters of 2003 caused an increase in refinancing volume, which facilitated an increase in loan sales activity.

2. Service charges on deposit accounts increased $1,775,000 or 19.0 percent due to increased number of accounts, price adjustments and approximately $742,000 of additional service charge income related to April 1, 2002 acquisition of Lafayette.

3. Life insurance proceeds included in other income were $535,000 for 2003, compared to $0 for the same period last year.

4. Insurance commissions increased by $465,000 or 21.1 percent primarily as a result of the September 6, 2002 acquisition of Stephenson Insurance Services, Inc.

5. Revenues from fiduciary activities increased $478,000 or 7.6 percent due primarily to the additional fees related to the acquisition of Lafayette.

Other income in 2002 amounted to $27,077,000 or 46.0 percent higher than in 2001. The increase of $8,534,000 is primarily attributable to the following factors:

1. Service charges on deposit accounts increased $3,601,000 or 62.9 percent due to increased number of accounts, price adjustments and approximately $3,105,000 of additional service charge income related to the April 1, 2002 acquisition of Lafayette.

2. Net realized gains on sales of available-for-sale securities totaled $739,000 in 2002, while net realized losses on sales of available-for-sale securities totaled $(200,000) during 2001.

3. Revenues from fiduciary activities increased $829,000 or 15.3 percent due primarily to additional fees received related to the acquisition of Lafayette.

OTHER INCOME continued

4. The Corporation sold its purchase money order business in September of 2002, resulting in a net gain on sale of $514,000.

5. Abstract, title insurance and other related income increased $910,000 in 2002, related to the January 1, 2002 acquisition of Delaware County Abstract Company, Inc. and Beebe & Smith Title Insurance Company, Inc.

6. Gains on sale of mortgage loans included in other income increase by $481,000, or 39.1 percent, due to increased mortgage volume. In addition, decreasing mortgage loan rates caused an increase in refinancing volume, which facilitated an increase in loan sales activity.

OTHER EXPENSES

Other expenses represent non-interest operating expenses of the Corporation. Other expenses amounted to $91,279,000 in 2003, an increase of 28.5 percent from the prior year, or $20,270,000. The following factors account for most of the increase:

1. Salaries and benefit expense grew $11,334,000 or 29.0 percent, due to normal salary increases, staff additions and additional salary cost related to the April 1, 2002 acquisition of Lafayette and the March 1, 2003 acquisition of Commerce National.

2. Net occupancy expenses increased by $1,262,000 or 34.7 percent primarily due to the acquisitions of Lafayette and Commerce National.

3. Equipment expense increased by $1,364,000 or 20.3 percent primarily due to the acquisitions of Lafayette and Commerce National.

4. Core deposit intangible amortization increased by $1,111,000, due to the acquisitions of Lafayette and Commerce National.

5. Prepayment penalties for early prepayment of FHLB advances totaled $340,000 for 2003 and no such penalties were incurred during 2002.

6. Investment securities writedowns totaling $615,000 were incurred in 2003, resulting from other-than-temporary losses being recognized on two securities.

OTHER EXPENSES continued

Other expenses in 2002 amounted to $71,009,000, an increase of 57.1 percent from the prior year, or $25,814,000. The following factors account for most of the increase.

1. Salaries and benefit expense grew $14,439,000, or 58.4 percent, due to normal salary increases, staff additions and additional salary and benefit cost of $9,785,000 related to the April 1, 2002 acquisition of Lafayette.

2. Telephone expenses increased by $1,497,000 or 140.9 percent, due to additional telephone costs related to the acquisition of Lafayette. In addition, increased service contract charges related to greater usage of telephone lines, contributed to this increase.

3. Equipment expenses increased by $2,188,000 or 48.4 percent, primarily related to the April 1, 2002 acquisition of Lafayette.

4. Core deposit intangible amortization increased by $907,000, due to utilization of the purchase method of accounting for the Corporation related to the April 1, 2002 acquisition of Lafayette.

5. Data processing fees increased by $1,421,000, or 63.4 percent, primarily due to increases in processing expenses related to greater usage of debit/ATM cards by customers and increases in loans originated and processed during 2002.

6. Net occupancy expenses increased by $903,000 or 33.1 percent, primarily related to the April 1, 2002 acquisition of Lafayette.

INCOME TAXES

Income tax expense totaling $10,717,000 for 2003 decreased by $3,264,000 from 2002. The lower expense in 2003 primarily resulted from the Corporation's tax-exempt investment income on securities and loans, income tax credits generated from investments in affordable housing projects, income generated by subsidiaries domiciled in a state with no state or local income tax, increases in tax exempt earnings from bank-owned life insurance contracts and reduced state taxes, resulting from the effect of state income apportionment.

The increase in 2002 tax expense of $2,057,000, as compared to the 2001 tax expense, is attributable primarily to the acquisition of Lafayette and an increase in pre-tax income of $5,627,000.

In addition, the effective tax rates for the periods ending December 31, 2003, 2002 and 2001 were 28.0 percent, 33.4 percent and 34.9 percent, respectively. The 54 basis point decrease is primarily a result of the same factors discussed above regarding the 2003 tax expense.

ACCOUNTING MATTERS

In December of 2003, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". The Statement requires companies to provide additional pension disclosures in the notes to their financial statements, including, among others, details of pension plan assets by category, such as equity, debt and real estate; a description of investment policies and strategies; and target allocation percentages, or target ranges, for these asset categories. In addition, information concerning projections of future benefit payments and estimates of employer contributions to their pension plans are required to be disclosed. The Statement is effective for fiscal years ending after December 15, 2003, and was adopted by the Corporation on December 31, 2003.

In May of 2003, Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued and was originally effective for financial instruments entered into or modified after May 31, 2003. The FASB's Staff Position 150-3 deferred indefinitely the guidance in SFAS No. 150 on certain mandatorily redeemable noncontrolling interests. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The Corporation currently classifies its obligated mandatory redeemable capital securities and cumulative trust preferred securities as liabilities. Therefore, this pronouncement has no impact on the Corporation's financial statements.

In January of 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51", and in December 2003, the FASB deferred certain effective dates of Interpretation No. 46. For all variable interest entities other than special purpose entities, the revised Interpretation is effective for periods ending after March 15, 2004. For variable interest entities meeting the definition of special purpose entities under earlier accounting rules, the Interpretation remains effective for periods ending after December 31, 2003. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling interest through ownership of a majority voting interest in the entity. The Corporation is currently studying the impact of this Interpretation on its investments in trust preferred securities, but believes the effect of the adoption will not have a material impact on the results of operations, financial position or cash flows of the Corporation.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INFLATION

Changing prices of goods, services and capital affect the financial position of every business enterprise. The level of market interest rates and the price of funds loaned or borrowed fluctuate due to changes in the rate of inflation and various other factors, including government monetary policy.

Fluctuating interest rates affect the Corporation's net interest income, loan volume and other operating expenses, such as employee salaries and benefits, reflecting the effects of escalating prices, as well as increased levels of operations and other factors. As the inflation rate increases, the purchasing power of the dollar decreases. Those holding fixed-rate monetary assets incur a loss, while those holding fixed-rate monetary liabilities enjoy a gain. The nature of a financial holding company's operations is such that there will generally be an excess of monetary assets over monetary liabilities, and, thus, a financial holding company will tend to suffer from an increase in the rate of inflation and benefit from a decrease.

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders and Board of Directors
First Merchants Corporation
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of First Merchants Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Merchants Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 7, the Corporation changed its method of accounting for goodwill in 2002.

BKD, LLP

Indianapolis, Indiana
January 23, 2004

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2003	December 31, 2002
Assets		
Cash and due from banks	$ 77,112	$ 87,638
Federal funds sold	32,415	31,400
Cash and cash equivalents	109,527	119,038
Interest-bearing time deposits	8,141	3,568
Investment securities		
Available for sale	348,860	332,925
Held to maturity (fair value of $8,326 and $9,585)	7,937	9,137
Total investment securities	356,797	342,062
Mortgage loans held for sale	3,043	21,545
Loans, net of allowance for loan losses of $25,493 and $22,417	2,328,010	1,981,960
Premises and equipment	39,639	38,645
Federal Reserve and Federal Home Loan Bank stock	15,502	11,409
Interest receivable	16,840	17,346
Core deposit intangibles	24,044	19,577
Goodwill	118,679	87,640
Cash value of life insurance	37,927	14,309
Other assets	18,663	21,588
Total assets	$ 3,076,812	$ 2,678,687
Liabilities		
Deposits		
Noninterest-bearing	$ 338,201	$ 272,128
Interest-bearing	2,023,900	1,764,560
Total deposits	2,362,101	2,036,688
Borrowings	383,170	356,927
Interest payable	4,680	6,019
Other liabilities	22,896	17,924
Total liabilities	2,772,847	2,417,558
COMMITMENTS AND CONTINGENT LIABILITIES		
Stockholders' equity		
Preferred stock, no-par value		
Authorized and unissued -- 500,000 shares		
Common stock, $.125 stated value		
Authorized -- 50,000,000 shares		
Issued and outstanding -- 18,512,834 and 17,138,885 shares	2,314	2,142
Additional paid-in capital	150,310	116,401
Retained earnings	149,096	138,110
Accumulated other comprehensive income	2,245	4,476
Total stockholders' equity	303,965	261,129
Total liabilities and stockholders' equity	$ 3,076,812	$ 2,678,687

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)	Year Ended December 31,		
	2003	2002	2001
Interest income			
Loans receivable			
Taxable	$141,236	$129,279	$103,123
Tax exempt	707	638	438
Investment securities			
Taxable	6,105	9,086	11,207
Tax exempt	6,270	6,190	4,103
Federal funds sold	487	557	899
Deposits with financial institutions	76	197	106
Federal Reserve and Federal Home Loan Bank stock	649	735	559
Total interest income	155,530	146,682	120,435
Interest expense			
Deposits	34,858	39,700	45,856
Securities sold under repurchase agreements	1,521	2,060	3,208
Federal Home Loan Bank advances	9,439	8,166	6,556
Trust preferred securities	4,931	3,324	
Other borrowings	1,639	509	454
Total interest expense	52,388	53,759	56,074
Net interest income	103,142	92,923	64,361
Provision for loan losses	9,477	7,174	3,576
Net interest income after provision for loan losses	93,665	85,749	60,785
Other income			
Fiduciary activities	6,736	6,258	5,429
Service charges on deposit accounts	11,105	9,330	5,729
Other customer fees	4,124	3,918	3,166
Net realized gains (losses) on sales of available-for-sale securities	950	739	(200)
Commission income	2,668	2,203	1,945
Earnings on cash surrender value of life insurance	1,347	689	385
Net gains and fees on sales of loans	6,388	1,712	1,235
Other income	2,584	2,228	854
Total other income	35,902	27,077	18,543
Other expenses			
Salaries and employee benefits	50,484	39,150	24,711
Net occupancy expenses	4,894	3,632	2,729
Equipment expenses	8,073	6,709	4,521
Marketing expenses	1,797	1,495	1,072
Outside data processing fees	4,118	3,664	2,243
Printing and office supplies	1,706	1,597	1,143
Goodwill and core deposit amortization	3,704	2,589	1,682
Other expenses	16,503	12,173	7,094
Total other expenses	91,279	71,009	45,195
Income before income tax	38,288	41,817	34,133
Income tax expense	10,717	13,981	11,924
Net income	$ 27,571	$ 27,836	$ 22,209
Net income per share:			
Basic	$ 1.51	$ 1.70	$ 1.63
Diluted	1.50	1.69	1.61

See notes to consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31, (in thousands)	2003	2002	2001
Net income	$ 27,571	$ 27,836	$ 22,209
Other comprehensive income (loss), net of tax:			
Unrealized gains (losses) on securities available for sale:			
Unrealized holding gains (losses) arising during the period, net of income tax (expense) benefit of $1,465, $(2,426), $(1,848)	(2,197)	3,639	2,775
Less: Reclassification adjustment for gains (losses) included in net income, net of income tax (expense) benefit of $(380), $(296), $80	570	443	(120)
Unrealized loss on pension minimum funding liability:			
Unrealized loss arising during the period, net of income tax benefit of $357 and $879	(536)	(1,318)	
	(2,231)	1,878	2,895
COMPREHENSIVE INCOME	$ 25,340	$ 29,714	$ 25,104

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balances, January 1, 2001	11,611,732	$ 1,451	$ 41,665	$113,244	$ (297)	$156,063
Net income for 2001				22,209		22,209
Cash dividends ($.84 per share)				(11,127)		(11,127)
Other comprehensive income (loss), net of tax					2,895	2,895
Stock issued under employee benefit plans	28,466	4	500			504
Stock issued under dividend reinvestment and stock purchase plan	35,348	4	799			803
Stock options exercised	19,627	2	223			225
Stock redeemed	(306,966)	(38)	(6,985)			(7,023)
Issuance of stock related to acquisition	677,972	85	14,516			14,601
Five percent (5%) stock dividend	604,128	76	(76)			
Cash paid in lieu of fractional shares				(22)		(22)
Balances, December 31, 2001	12,670,307	1,584	50,642	124,304	2,598	179,128
Net income for 2002				27,836		27,836
Cash dividends ($.86 per share)				(13,995)		(13,995)
Other comprehensive income (loss), net of tax					1,878	1,878
Stock issued under employee benefit plans	35,613	4	654			658
Stock issued under dividend reinvestment and stock purchase plan	28,487	5	946			951
Stock options exercised	49,689	6	488			494
Stock redeemed	(148,405)	(20)	(4,313)			(4,333)
Issuance of stock related to acquisitions	2,912,869	364	68,183			68,547
Five percent (5%) stock dividend	774,188	97	(97)			
Cash paid in lieu of fractional shares				(35)		(35)
Balances, December 31, 2002	16,322,748	2,040	116,503	138,110	4,476	261,129
Net income for 2003				27,571		27,571
Cash dividends ($.90 per share)				(16,557)		(16,557)
Other comprehensive income (loss), net of tax					(2,231)	(2,231)
Stock issued under employee benefit plans	39,747	5	814			819
Stock issued under dividend reinvestment and stock purchase plan	48,168	6	1,218			1,224
Stock options exercised	66,513	8	1,183			1,191
Stock redeemed	(17,915)	(2)	(486)			(488)
Issuance of stock related to acquisition	1,173,996	147	31,188			31,335
Five percent (5%) stock dividend	879,577	110	(110)			
Cash paid in lieu of fractional shares				(28)		(28)
Balances, December 31, 2003	18,512,834	$ 2,314	$150,310	$149,096	$ 2,245	$ 303,965

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)	Year Ended December 31, 2003	2002	2001
Operating activities:			
Net income	$ 27,571	$ 27,836	$ 22,209
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	9,477	7,174	3,576
Depreciation and amortization	4,769	4,273	2,984
Mortgage loans originated for sale	(212,243)	(140,584)	(22,705)
Proceeds from sales of mortgage loans	230,745	126,905	22,398
Net change in			
Interest receivable	1,368	763	2,514
Interest payable	(1,695)	(1,318)	(1,727)
Other adjustments	5,677	(7,354)	1,963
Net cash provided by operating activities	65,669	17,695	31,212
Investing activities:			
Net change in interest-bearing deposits	(4,573)	10,729	(2,988)
Purchases of			
Securities available for sale	(260,467)	(182,511)	(34,500)
Proceeds from maturities of			
Securities available for sale	174,003	164,273	108,692
Securities held to maturity		4,307	3,612
Proceeds from sales of			
Securities available for sale	58,245	21,363	770
Net change in loans	(56,825)	(100,650)	(50,384)
Net cash received (paid) in acquisition	(7,793)	(12,532)	5,261
Other adjustments	(6,355)	(5,494)	(2,993)
Net cash provided (used) by investing activities	(103,765)	(100,515)	27,470
Cash flows from financing activities:			
Net change in			
Demand and savings deposits	39,400	34,818	55,640
Certificates of deposit and other time deposits	14,476	(26,662)	(72,940)
Borrowings	(11,452)	106,934	10,823
Cash dividends	(16,557)	(13,995)	(11,127)
Stock issued under employee benefit plans	819	658	504
Stock issued under dividend reinvestment and stock purchase plan	1,224	951	803
Stock options exercised	1,191	494	225
Stock redeemed	(488)	(4,333)	(7,023)
Cash paid in lieu of issuing fractional shares	(28)	(35)	(22)
Net cash provided (used) by financing activities	28,585	98,830	(23,117)
Net change in cash and cash equivalents	(9,511)	16,010	35,565
Cash and cash equivalents, beginning of year	119,038	103,028	67,463
Cash and cash equivalents, end of year	$ 109,527	$ 119,038	$ 103,028
Additional cash flows information:			
Interest paid	$ 53,727	$ 53,228	$ 56,921
Income tax paid	13,952	14,313	12,440

See notes to consolidated financial statements.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Merchants Corporation ("Corporation"), and its wholly owned subsidiaries, First Merchants Bank, N.A. ("First Merchants"), Madison Community Bank ("Madison"), First United Bank ("First United"), The Randolph County Bank ("Randolph County"), Union County National Bank ("Union National"), First National Bank ("First National"), Decatur Bank and Trust Company ("Decatur"), Frances Slocum Bank & Trust Company ("Frances Slocum"), Lafayette Bank and Trust Company ("Lafayette"), and Commerce National Bank ("Commerce National"), (collectively the "Banks"), Merchants Trust Company, National Association ("MTC"), First Merchants Insurance Services, Inc. ("FMIS"), First Merchants Reinsurance Company ("FMRC"), Indiana Title Insurance Company ("ITIC"), CNBC Retirement Services, Inc. ("CRS, Inc."), First Merchants Capital Trust I ("FMC Trust I"), and CNBC Statutory Trust I ("CNBC Trust I"), conform to generally accepted accounting principles and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation is a financial holding company whose principal activity is the ownership and management of the Banks and operates in a single significant business segment. First Merchants, Union National, First National and Commerce National operate under national bank charters and provide full banking services, including trust services. As national banks, First Merchants, Union National, First National and Commerce National are subject to the regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation ("FDIC"). Madison, First United, Randolph County, Decatur, Frances Slocum and Lafayette operated under state bank charters and provide full banking services, including trust services. As state banks, Madison, First United, Randolph County, Decatur, Frances Slocum and Lafayette were subject to the regulation of the Department of Financial Institutions, State of Indiana, and the FDIC. Effective January 1, 2004, the Corporation's six state bank subsidiaries, as noted above, converted each of their state bank charters to national bank charters.

The Banks generate commercial, mortgage, and consumer loans and receive deposits from customers located primarily in north-central and east-central Indiana and Butler and Franklin counties in Ohio. The Banks' loans are generally secured by specific items of collateral, including real property, consumer assets and business assets. Although the Banks have a diversified loan portfolio, a substantial portion of their debtors' ability to honor their contracts is dependent upon economic conditions in the automotive and agricultural industries.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and all its subsidiaries, after elimination of all material intercompany transactions.

INVESTMENT SECURITIES-Debt securities are classified as held to maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

LOANS HELD FOR SALE are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

LOANS held in the Corporation's portfolio are carried at the principal amount outstanding. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. A loan is impaired when, based on current information or events, it is probable that the Banks will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. In applying the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans, except for installment loans with add-on interest, for which a method that approximates the level yield method is used. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectable. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

ALLOWANCE FOR LOAN LOSSES is maintained to absorb losses inherent in the loan portfolio and is based on ongoing, quarterly assessments of the probable losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Corporation's methodology for assessing the appropriateness of the allowance consists of three key elements - the determination of the appropriate reserves for specifically identified loans, historical losses, and economic, environmental or qualitative factors.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans using loss rates based on a five year average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Corporation's internal loan review.

An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

(table dollar amounts in thousands, except share data)

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

PREMISES AND EQUIPMENT are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK are required investments for institutions that are members of the Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") systems. The required investment in the common stock is based on a predetermined formula.

INTANGIBLE ASSETS that are subject to amortization, including core deposit intangibles, are being amortized on both the straight-line and accelerated basis over 10 years. Intangible assets are periodically evaluated as to the recoverability of their carrying value.

GOODWILL is maintained by applying the provisions of SFAS No. 142, which was adopted by the Corporation on January 1, 2002. Goodwill is reviewed for impairment annually in accordance with this statement with any loss recognized through the income statement, at that time.

INCOME TAX in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Corporation files consolidated income tax returns with its subsidiaries.

STOCK OPTIONS are granted for a fixed number of shares to employees. The Corporation's stock-based employee compensation plans are described more fully in Note 16. The Corporation's stock option plans are accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. APB No. 25 requires compensation expense for stock options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of the grant. Accordingly, the Corporation recognized compensation expense of $12,000 in 2003 and $23,000 in 2002 and 2001, related to specific grants in which the market price exceeded the exercise price. For all remaining grants, no stock-based employee compensation cost is reflected in net income, as options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date.

(table dollar amounts in thousands, except share data)

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	Year Ended December 31		
	2003	2002	2001
Net income, as reported	$27,571	$27,836	$22,209
Add: Total stock-based employee compensation cost included in reported net income, net of income taxes	12	23	23
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(1,034)	(1,029)	(521)
Pro forma net income	$26,549	$26,830	$21,711
Earnings per share:			
Basic - as reported	$ 1.51	$ 1.70	$ 1.63
Basic - pro forma	$ 1.46	$ 1.64	$ 1.59
Diluted - as reported	$ 1.50	$ 1.69	$ 1.61
Diluted - pro forma	$ 1.45	$ 1.63	$ 1.58

EARNINGS PER SHARE have been computed based upon the weighted average common and common equivalent shares outstanding during each year and have been restated to give effect to a five percent (5%) stock dividend on its shares of outstanding common stock distributed to stockholders on September 12, 2003.

NOTE 2

BUSINESS COMBINATIONS

On March 1, 2003, the Corporation acquired 100 percent of the outstanding stock of CNBC Bancorp, the holding company of Commerce National, CRS, Inc. and CNBC Trust I. Commerce National is a national chartered bank located in Columbus, Ohio. CNBC Bancorp was merged into the Corporation, and Commerce National maintained its national charter as a wholly-owned subsidiary of the Corporation. CRS, Inc. and the CNBC Trust I are also maintained as wholly-owned subsidiaries of the Corporation. The Corporation issued approximately 1,225,242 shares of its common stock and approximately $24,562,000 in cash to complete the transaction. As a result of the acquisition, the Corporation will have an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $55,729,000, including goodwill of $30,291,000 none of which is deductible for tax purposes. Additionally, core deposit intangibles totaling $8,171,000 were recognized and are being amortized over 10 years using the 150 percent declining balance method.

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of March 1, 2003. The purchase accounting adjustments are being amortized over the life of the respective asset or liability. Commerce National's results of operations are included in the Corporation's consolidated income statement beginning March 1, 2003. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Investments	$ 12,500
Loans	298,702
Premises and equipment	1,293
Core deposit intangibles	8,171
Goodwill	30,291
Other	20,789
Total assets acquired	371,746
Deposits	271,537
Other	44,480
Total liabilities acquired	316,017
Net assets acquired	$ 55,729

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the CNBC Bancorp merger had taken place at the beginning of each period.

	Year Ended December 31,	
	2003	2002
Net Interest Income	$104,797	$102,641
Net Income	23,601	29,454
Per Share - combined:		
Basic Net Income	1.28	1.67
Diluted Net Income	1.27	1.66

Effective January 1, 2003, the Corporation formed MTC, a wholly-owned subsidiary of the Corporation, through a capital contribution totaling approximately $2,038,000. On January 1, 2003, MTC purchased the trust operations of First Merchants, First National and Lafayette for a fair value acquisition price of $20,687,000. MTC unites the trust and asset management services of all affiliate banks of the Corporation. All intercompany transactions related to this purchase by MTC have been eliminated in the consolidated financial statements of the Corporation.

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

Effective September 6, 2002, the Corporation acquired Stephenson Insurance Service, Inc., which was merged into FMIS, a wholly-owned subsidiary of the Corporation. The Corporation issued 38,090 shares of its common stock at a cost of $26.16 per share to complete the transaction. This acquisition was deemed to be an immaterial acquisition.

On April 1, 2002, the Corporation acquired 100 percent of the outstanding stock of Lafayette Bancorporation, the holding company of Lafayette, which is located in Lafayette, Indiana. Lafayette was a state chartered bank with branches located in central Indiana. Lafayette Bancorporation was merged into the Corporation, and Lafayette maintained its bank charter as a subsidiary of First Merchants Corporation. The Corporation issued approximately 3,057,298 shares of its common stock at a cost of $21.30 per share and approximately $50,867,000 in cash to complete the transaction. As a result of the acquisition, the Corporation has an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $115,978,000, including goodwill of $57,893,000 none of which is deductible for tax purposes. Additionally, core deposit intangibles totaling $16,052,000 were recognized and are being amortized over 10 years using the 150 percent declining balance method.

The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of April 1, 2002. The purchase accounting adjustments are being amortized over the life of the respective asset or liability. Lafayette's results of operations are included in the Corporation's consolidated income statement beginning April 1, 2002. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Investments	$104,717
Loans	552,016
Premises and equipment	10,269
Core deposit intangibles	16,052
Goodwill	57,893
Other	64,074
Total assets acquired	805,021
Deposits	607,281
Other	81,762
Total liabilities acquired	689,043
Net assets acquired	$115,978

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the Lafayette merger had taken place at the beginning of each period.

	Year Ended December 31,	
	2002	2001
Net Interest Income	$ 98,855	$ 87,090
Net Income	28,016	28,504
Per share - combined:		
Basic Net Income	1.61	1.71
Diluted Net Income	1.60	1.70

Effective January 1, 2002, the Corporation acquired Delaware County Abstract Company, Inc. and Beebe & Smith Title Insurance Company, Inc., which were merged into ITIC, a wholly-owned subsidiary of the Corporation. The Corporation issued approximately 114,365 shares of its common stock at a cost of $21.31 per share to complete the transaction. ITIC's operations were subsequently contributed to Indiana Title Insurance Company, LLC in which the Corporation has a 52.12 percent ownership interest. This acquisition was deemed to be an immaterial acquisition.

On July 1, 2001, the Corporation acquired 100 percent of the outstanding stock of Francor Financial, Inc., the holding company of Frances Slocum. Frances Slocum was a state chartered bank with branches located in east-central Indiana. Francor Financial, Inc. was merged into the Corporation, and Frances Slocum maintained its bank charter as a subsidiary of First Merchants Corporation. The Corporation issued 784,838 shares of its common stock at a cost of $19.53 per share and $14,490,985 in cash to complete the transaction. As a result of the acquisition, the Corporation has an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $29,454,000, including goodwill of $7,907,000, none of which is deductible for tax purposes. Additionally, core deposit intangibles totaling $4,804,000 were recognized and are being amortized over 10 years using the 150 percent declining balance method.

The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of July 1, 2001. The purchase accounting adjustments are being amortized over the life of the respective asset or liability. Francor Financial Inc.'s results of operations are included in the Corporation's consolidated income statement beginning July 1, 2001.

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Loans	$ 134,505
Premises and equipment	4,401
Core deposit intangibles	4,804
Goodwill	7,907
Other	34,581
Total assets acquired	186,198
Deposits	150,252
Other	6,492
Total liabilities acquired	156,744
Net assets acquired	$ 29,454

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the Frances Slocum merger had taken place at the beginning of 2001.

	Year Ended December 31, 2001
Net Interest Income	$ 67,352
Net Income	21,876
Per share - combined:	
Basic Net Income	1.55
Diluted Net Income	1.54

NOTE 3

RESTRICTION ON CASH AND DUE FROM BANKS

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003, was $15,092,000.

(table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Available for sale at December 31, 2003				
U.S. Treasury	$ 1,498			$ 1,498
Federal agencies	38,290	$ 523	$ 52	38,761
State and municipal	118,794	6,932	86	125,640
Mortgage-backed securities	174,208	813	1,817	173,204
Corporate obligations	500	16		516
Marketable equity securities	9,237	4		9,241
Total available for sale	342,527	8,288	1,955	348,860
Held to maturity at December 31, 2003				
State and municipal	7,860	389		8,249
Mortgage-backed securities	77			77
Total held to maturity	7,937	389		8,326
Total investment securities	$350,464	$ 8,677	$ 1,955	$357,186
Available for sale at December 31, 2002				
U.S. Treasury	$ 125			$ 125
Federal agencies	27,630	$ 814	$ 8	28,436
State and municipal	135,715	5,787	178	141,324
Mortgage-backed securities	117,724	2,448	54	120,118
Other asset-backed securities	1,000			1,000
Corporate obligations	12,101	465		12,566
Marketable equity securities	29,452	20	116	29,356
Total available for sale	323,747	9,534	356	332,925
Held to maturity at December 31, 2002				
State and municipal	9,013	448		9,461
Mortgage-backed securities	124			124
Total held to maturity	9,137	448		9,585
Total investment securities	$332,884	$ 9,982	$ 356	$342,510

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. The historical cost of these investments totaled $102,973,000 at December 31, 2003. Total fair value of these investments at December 31, 2003, was $101,018,000, which is approximately 28.3 percent of the Corporation's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings (or meet projected earnings targets).

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

(table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES continued

The following table shows the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

	Less than 12 Months		12 Months or Longer		Total	
	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
Federal agencies	$ 7,410	$ (50)	$ 747	$ (2)	$ 8,157	$ (52)
State and municipal	2,547	(82)	166	(4)	2,713	(86)
Mortgage-backed securities	90,148	(1,817)			90,148	(1,817)
Total temporarily impaired investment securities	$100,105	$(1,949)	$ 913	$ (6)	$101,018	$(1,955)

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	AVAILABLE FOR SALE		HELD TO MATURITY	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Maturity distribution at December 31, 2003:				
Due in one year or less	$ 17,557	$ 17,753	$ 1,485	$ 1,493
Due after one through five years	55,723	57,244	4,060	4,243
Due after five through ten years	41,274	43,851	1,086	1,247
Due after ten years	44,528	47,567	1,229	1,266
	159,082	166,415	7,860	8,249
Mortgage-backed securities	174,208	173,204	77	77
Marketable equity securities	9,237	9,241		
Totals	$342,527	$348,860	$ 7,937	$ 8,326

Securities with a carrying value of approximately $158,474,000 and $136,269,000 were pledged at December 31, 2003 and 2002 to secure certain deposits and securities sold under repurchase agreements, and for other purposes as permitted or required by law.

In addition, all otherwise unpledged securities are pledged as collateral for Federal Home Loan Bank advances with qualified first mortgage loans.

Proceeds from sales of securities available for sale during 2003, 2002 and 2001 were $58,245,000, $21,363,000 and $770,000. Gross gains of $950,000 and $739,000 in 2003 and 2002 and gross losses of $200,000 in 2001, were realized on those sales. In addition, losses of $615,000 were recorded during 2003 due to a permanent decline in the values of two securities.

(table dollar amounts in thousands, except share data)

NOTE 5

LOANS AND ALLOWANCE

	2003	2002
Loans at December 31:		
Commercial and industrial loans	$ 443,140	$ 406,644
Agricultural production financing and other loans to farmers	95,048	85,059
Real estate loans:		
Construction	149,865	133,896
Commercial and farmland	564,578	401,561
Residential	866,477	746,349
Individuals' loans for household and other personal expenditures	196,093	206,083
Tax-exempt loans	16,363	12,615
Other loans	21,939	12,170
	2,353,503	2,004,377
Allowance for loan losses	(25,493)	(22,417)
Total loans	$2,328,010	$1,981,960

	2003	2002	2001
Allowance for loan losses:			
Balance, January 1	$ 22,417	$ 15,141	$ 12,454
Allowance acquired in acquisitions	3,727	6,902	2,085
Provision for losses	9,477	7,174	3,576
Recoveries on loans	2,011	1,313	573
Loans charged off	(12,139)	(8,113)	(3,547)
Balance, December 31	$ 25,493	$ 22,417	$ 15,141

Information on nonaccruing, contractually past due 90 days or more other than nonaccruing and restructured loans is summarized below:

	2003	2002	2001
At December 31:			
Non-accrual loans	$19,453	$14,134	$ 6,327
Loans contractually past due 90 days or more other than nonaccruing	6,530	6,676	4,828
Restructured loans	641	2,508	3,511
Total non-performing loans	$26,624	$23,318	$14,666

(table dollar amounts in thousands, except share data)

NOTE 5

LOANS AND ALLOWANCE continued

Nonaccruing loans are loans which are reclassified to a nonaccruing status when in management's judgment the collateral value and financial condition of the borrower do not justify accruing interest. Interest previously recorded, but not deemed collectible, is reversed and charged against current income. Interest income on these loans is then recognized when collected.

Restructured loans are loans for which the contractual interest rate has been reduced or other concessions are granted to the borrower, because of a deterioration in the financial condition of the borrower resulting in the inability of the borrower to meet the original contractual terms of the loans.

Information on impaired loans is summarized below:	2003	2002	2001
As of, and for the year ending December 31:			
Impaired loans with an allowance	$12,725	$16,901	$10,381
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	32,047	27,450	10,780
Total impaired loans	$44,772	$44,351	$21,161
Total impaired loans as a percent of total loans	1.90%	2.19%	1.56%
Allowance for impaired loans (included in the Corporation's allowance for loan losses)	$ 5,728	$ 7,299	$ 3,251
Average balance of impaired loans	50,245	49,663	22,327
Interest income recognized on impaired loans	3,259	3,656	1,538
Cash basis interest included above	2,714	2,344	1,555

NOTE 6

PREMISES AND EQUIPMENT

	2003	2002
Cost at December 31:		
Land	$ 7,463	$ 6,473
Buildings and leasehold improvements	40,308	39,768
Equipment	38,777	34,898
Total cost	86,548	81,139
Accumulated depreciation and amortization	(46,909)	(42,494)
Net	$ 39,639	$ 38,645

The Corporation is committed under various noncancelable lease contracts for certain subsidiary office facilities. Total lease expense for 2003, 2002 and 2001 was $1,629,000, $1,027,000, and $771,000, respectively. The future minimum rental commitments required under the operating leases in effect at December 31, 2003, expiring at various dates through the year 2013 are as follows for the years ending December 31:

2004	$1,563
2005	1,447
2006	1,327
2007	1,112
2008	916
After 2008	3,255
Total future minimum obligations	$9,620

(table dollar amounts in thousands, except share data)

NOTE 7

GOODWILL

During 2002, the Corporation changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of SFAS No. 142. Had the new method been applied retroactively, the previously reported 2001 net income would have increased by $1,070,000. No impairment loss was recorded in 2003 and 2002.

The changes in the carrying amount of goodwill are as follows:

	2003	2002
Balance, January 1	$ 87,640	$ 26,081
Goodwill acquired	30,291	60,122
Adjustments to previously acquired goodwill	748	1,437
Balance, December 31	$ 118,679	$ 87,640

NOTE 8

CORE DEPOSIT INTANGIBLES

The carrying basis and accumulated amortization of recognized core deposit intangibles at December 31 were:

	2003	2002
Gross carrying amount	$ 31,073	$ 22,902
Accumulated amortization	(7,029)	(3,325)
Core deposit intangibles	$ 24,044	$ 19,577

Amortization expense for the years ended December 31, 2003, 2002 and 2001, was $3,704,000, $2,571,000 and $612,000, respectively. Estimated amortization expense for each of the following five years is:

2004	$3,348
2005	3,064
2006	3,013
2007	3,013
2008	3,013

(table dollar amounts in thousands, except share data)

NOTE 9

DEPOSITS

	2003	2002
Deposits at December 31:		
Demand deposits	$ 706,202	$ 594,961
Savings deposits	643,328	567,186
Certificates and other time deposits of $100,000 or more	279,810	199,734
Other certificates and time deposits	732,761	674,807
Total deposits	$2,362,101	$2,036,688

Certificates and other time deposits maturing in years ending December 31:	
2004	$ 619,528
2005	188,247
2006	82,929
2007	77,822
2008	40,122
After 2008	3,923
	$1,012,571

NOTE 10

BORROWINGS

	2003	2002
Borrowings at December 31:		
Securities sold under repurchase agreements	$ 71,095	$ 89,594
Federal Home Loan Bank advances	212,779	184,677
Trust preferred securities	57,188	53,188
Subordinated debentures, revolving credit and term loans	40,594	19,300
Other borrowed funds	1,514	10,168
Total borrowings	$383,170	$356,927

Securities sold under repurchase agreements consist of obligations of the Banks to other parties. The obligations are secured by U.S. Treasury, Federal agency obligations and corporate asset-backed securities. The maximum amount of outstanding agreements at any month-end during 2003 and 2002 totaled $74,969,000 and $89,594,000, and the average of such agreements totaled $70,354,000 and $72,791,000 during 2003 and 2002.

(table dollar amounts in thousands, except share data)

NOTE 10

BORROWINGS continued

Maturities of Federal Home Loan Bank advances and securities sold under repurchase agreements as of December 31, 2003, are as follows:

	FEDERAL HOME LOAN BANK ADVANCES		SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	
	AMOUNT	WEIGHTED-AVERAGE INTEREST RATE	AMOUNT	WEIGHTED-AVERAGE INTEREST RATE
Maturities in years ending December 31:				
2004	$ 22,750	4.36%	$71,095	1.44%
2005	24,500	3.77		
2006	23,882	4.80		
2007	14,495	4.28		
2008	17,464	4.36		
After 2008	109,688	5.10		
Total	$212,779	4.72%	$71,095	1.44%

The terms of a security agreement with the FHLB require the Corporation to pledge, as collateral for advances, qualifying first mortgage loans and all otherwise unpledged investment securities in an amount equal to at least 160 percent of these advances. Advances are subject to restrictions or penalties in the event of prepayment.

Trust Preferred Securities. On April 12, 2002, the Corporation and First Merchants Capital Trust I (the "Trust") entered into an Underwriting Agreement with Stifel, Nicolaus & Company, Incorporated and RBC Dain Rauscher Inc. for themselves and as co-representatives for several other underwriters (the "Underwriting Agreement"). On April 17, 2002 and pursuant to the Underwriting Agreement, the Trust issued 1,850,000 8.75 percent Cumulative Trust Preferred Securities (liquidation amount $25 per Preferred Security) (the "Preferred Securities") with an aggregate liquidation value of $46,250,000. On April 23, 2002 and pursuant to the Underwriting Agreement, the Trust issued an additional 277,500 Preferred Securities with an aggregate liquidation value of $6,937,500 to cover over-allotments. The proceeds from the sale of the Preferred Securities were invested by the Trust in the Corporation's 8.75 percent Junior Subordinated Debentures due June 30, 2032 (the "Debentures"). The proceeds from the issuance of the Debentures were used by the Corporation to fund a portion of the cash consideration payable to the shareholders of Lafayette Bancorporation in connection with the acquisition of Lafayette. The Preferred Securities are recorded as borrowings in the Corporation's consolidated December 31, 2003 and 2003, balance sheets. Issuance costs are being amortized over the life of the Preferred Securities. Distributions are paid quarterly on March 31, June 30, September 30 and December 31 of each year. The Debentures will mature and the Preferred Securities must be redeemed on June 30, 2032. The Trust has the option of shortening the maturity date to a date not earlier than June 30, 2007, requiring prior approval of the Board of Governors of the Federal Reserve System.

(table dollar amounts in thousands, except share data)

NOTE 10

BORROWINGS continued

As part of the March 1, 2003, acquisition of CNBC Bancorp ("CNBC"), referenced in Note 2 to the consolidated financial statements, the Corporation assumed $4.0 million of 10.20 percent fixed rate obligated mandatory redeemable capital securities issued in February 2001 through a subsidiary trust of CNBC as part of a pooled offering. The Corporation may redeem them, in whole or in part, at its option commencing February 22, 2011, at a redemption price of 105.10 percent of the outstanding principal amount and, thereafter, at a premium which declines annually. On or after February 22, 2021, the securities may be redeemed at face value with prior approval of the Board of Governors of the Federal Reserve System. The securities are recorded as borrowings in the Corporation's consolidated December 31, 2003, balance sheet and treated as Tier 1 Capital for regulatory capital purposes.

Subordinated Debentures, Revolving Credit Lines and Term Loans. On December 31, 2003, borrowings included $40,594,000 which represents the outstanding balance of a Loan and Subordinated Debenture Loan Agreement ("Agreement") entered into with LaSalle Bank, N.A. on March 25, 2003. The Agreement includes three credit facilities:

- The Term Loan of $5,000,000 matures on March 25, 2010. Interest is calculated at a floating rate equal to the lender's prime rate or LIBOR plus 1.50 percent. The Term Loan is secured by 100 percent of the common stock of First Merchants Bank, N.A. and 100 percent of the common stock of Lafayette Bank and Trust Company. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.
- The Revolving Loan had a balance of $10,594,000 at December 31, 2003. Interest is payable quarterly based on LIBOR plus 1 percent. Principal and interest are due on or before March 23, 2004. The total principal amount outstanding at any one time may not exceed $20,000,000.
- The Subordinated Debt of $25,000,000 matures on March 25, 2010. Interest is calculated at a floating rate equal to, at the Corporation's option, either the lender's prime rate or LIBOR plus 2.50 percent. The subordinated debt is secured by 100 percent of the common stock of First Merchants Bank, N.A. and 100 percent of the common stock of Lafayette Bank and Trust Company. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. The Subordinated Debentures are treated as Tier 2 capital for regulatory capital purposes.

(table dollar amounts in thousands, except share data)

NOTE 11

LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The loans are serviced primarily for the Federal Home Loan Mortgage Corporation, and the unpaid balances totaled $105,865,000, $90,346,000 and $71,640,000 at December 31, 2003, 2002 and 2001. The amount of capitalized servicing assets is considered immaterial.

NOTE 12

INCOME TAX

	2003	2002	2001
Income tax expense for the year ended December 31:			
Currently payable:			
Federal	$ 9,475	$ 11,869	$ 9,098
State	1,569	2,615	2,210
Deferred:			
Federal	(597)	(446)	406
State	270	(57)	210
Total income tax expense	$ 10,717	$ 13,981	$ 11,924
Reconciliation of federal statutory to actual tax expense:			
Federal statutory income tax at 34%	$ 13,030	$ 14,085	$ 11,539
Tax-exempt interest	(2,198)	(2,006)	(1,319)
Graduated tax rates	289	355	312
Effect of state income taxes	1,213	1,613	1,597
Earnings on life insurance	(512)	(133)	(78)
Tax credits	(317)	(293)	(330)
Other	(788)	360	203
Actual tax expense	$ 10,717	$ 13,981	$ 11,924

Tax expense (benefit) applicable to security gains and losses for the years ended December 31, 2003, 2002 and 2001, was $380,000, $296,000 and ($80,000), respectively.

A cumulative net deferred tax liability is included in the consolidated balance sheets. The components of the liability are as follows:

	2003	2002
Deferred tax liability at December 31:		
Assets:		
Differences in accounting for loan losses	$11,305	$ 8,820
Deferred compensation	2,514	1,949
State income tax	18	
Other	135	157
Total assets	13,972	10,926
Liabilities:		
Differences in depreciation methods	3,061	1,058
Differences in accounting for loans and securities	9,905	7,072
Differences in accounting for loan fees	715	383
Differences in accounting for pensions and other employee benefits	861	86
State income tax		57
Net unrealized gain on securities available for sale	2,123	2,513
Other	1,102	1,040
Total liabilities	17,767	12,209
Net deferred tax liability	$(3,795)	$(1,283)

NOTE 13

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as they do for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk as of December 31, were as follows:

	2003	2002
Commitments to extend credit	$481,771	$312,146
Standby letters of credit	25,242	18,124

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party.

The Corporation and subsidiaries are also subject to claims and lawsuits, which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Corporation.

(table dollar amounts in thousands, except share data)

NOTE 14

STOCKHOLDERS' EQUITY

National and state banking laws restrict the maximum amount of dividends that a bank may pay in any calendar year. National and state banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. At December 31, 2003, First Merchants, First United, Union National and Decatur had no retained net profits available for 2004 dividends to the Corporation without prior regulatory approval. The amount at December 31, 2003, available for 2004 dividends from Madison, Randolph County, First National, Frances Slocum, Lafayette and Commerce National to the Corporation totaled $1,245,000, $583,000, $238,000, $1,624,000, $8,213,000 and $3,653,000, respectively.

Total stockholders' equity for all subsidiaries at December 31, 2003, was $385,061,000, of which $360,651,000 was restricted from dividend distribution to the Corporation.

The Corporation has a Dividend Reinvestment and Stock Purchase Plan, enabling stockholders to elect to have their cash dividends on all shares held automatically reinvested in additional shares of the Corporation's common stock. In addition, stockholders may elect to make optional cash payments up to an aggregate of $2,500 per quarter for the purchase of additional shares of common stock. The stock is credited to participant accounts at fair market value. Dividends are reinvested on a quarterly basis. At December 31, 2003, there were 326,061 shares of common stock reserved for purchase under the plan.

On August 15, 2003, the Board of Directors of the Corporation declared a five percent (5%) stock dividend on its outstanding common shares. The new shares were distributed on September 12, 2003, to holders of record on August 29, 2003.

On August 13, 2002, the Board of Directors of the Corporation declared a five percent (5%) stock dividend on its outstanding common shares. The new shares were distributed on September 13, 2002, to holders of record on August 30, 2002.

On August 14, 2001, the Board of Directors of the Corporation declared a five percent (5%) stock dividend on its outstanding common shares. The new shares were distributed on September 24, 2001, to holders of record on September 3, 2001.

NOTE 15

REGULATORY CAPITAL

The Corporation and Banks are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations.

At December 31, 2003, the management of the Corporation believes that it meets all capital adequacy requirements to which it is subject. The most recent notifications from the regulatory agencies categorized the Corporation and Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively. There have been no conditions or events since that notification that management believes have changed this categorization.

(table dollar amounts in thousands, except share data)

NOTE 15

REGULATORY CAPITAL continued

Actual and required capital amounts and ratios are listed below.

	2003				2002			
	ACTUAL		REQUIRED FOR ADEQUATE CAPITAL (1)		ACTUAL		REQUIRED FOR ADEQUATE CAPITAL (1)	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
December 31								
Total Capital (1)(to risk-weighted assets)								
Consolidated	$266,488	11.60%	$183,793	8.00%	$224,967	11.17%	$161,087	8.00%
First Merchants	67,425	11.08	48,667	8.00	69,424	11.69	47,493	8.00
Madison	21,682	10.71	16,198	8.00	21,040	11.45	14,706	8.00
First United	6,679	10.95	4,882	8.00	7,429	12.97	4,581	8.00
Randolph County	8,023	11.20	5,731	8.00	7,616	11.27	5,407	8.00
Union County	15,679	11.37	11,032	8.00	16,636	12.35	10,778	8.00
First National	10,643	12.25	6,951	8.00	10,211	11.37	7,182	8.00
Decatur	11,273	11.84	7,616	8.00	11,462	11.77	7,789	8.00
Frances Slocum	18,173	15.19	9,571	8.00	16,259	11.68	11,132	8.00
Lafayette	70,401	11.32	49,765	8.00	67,912	11.00	49,387	8.00
Commerce National	36,698	12.31	23,851	8.00				
Tier I Capital (1)(to risk-weighted assets)								
Consolidated	$215,995	9.40%	$ 91,896	4.00%	$202,550	10.06%	$ 80,543	4.00%
First Merchants	59,858	9.84	24,334	4.00	63,776	10.74	23,746	4.00
Madison	19,473	9.62	8,099	4.00	18,978	10.32	7,353	4.00
First United	5,985	9.81	2,441	4.00	6,713	11.72	2,290	4.00
Randolph County	7,160	10.00	2,865	4.00	6,771	10.02	2,703	4.00
Union County	14,067	10.20	5,516	4.00	15,202	11.28	5,389	4.00
First National	9,750	11.22	3,476	4.00	9,324	10.39	3,591	4.00
Decatur	10,268	10.79	3,808	4.00	10,242	10.52	3,895	4.00
Frances Slocum	16,669	13.93	4,785	4.00	14,510	10.43	5,566	4.00
Lafayette	64,982	10.45	24,883	4.00	61,111	9.90	24,694	4.00
Commerce National	27,472	9.21	11,926	4.00				
Tier I Capital (1) (to average assets)								
Consolidated	$215,995	7.38%	$117,110	4.00%	$202,550	7.92%	$102,309	4.00%
First Merchants	59,858	7.37	32,475	4.00	63,776	8.14	31,327	4.00
Madison	19,473	8.07	9,658	4.00	18,978	8.47	8,959	4.00
First United	5,985	6.99	3,426	4.00	6,713	8.32	3,226	4.00
Randolph County	7,160	7.89	3,632	4.00	6,771	7.64	3,546	4.00
Union County	14,067	7.30	7,709	4.00	15,202	7.38	8,239	4.00
First National	9,750	8.53	4,571	4.00	9,324	8.20	4,547	4.00
Decatur	10,268	7.61	5,400	4.00	10,242	7.66	5,350	4.00
Frances Slocum	16,669	10.52	6,341	4.00	14,510	8.37	6,933	4.00
Lafayette	64,982	8.02	32,397	4.00	61,111	7.93	30,813	4.00
Commerce National	27,472	7.78	14,133	4.00				

(1) as defined by regulatory agencies

NOTE 16

EMPLOYEE BENEFIT PLANS

The Corporation's defined-benefit pension plans cover substantially all of the Corporation's employees. The benefits are based primarily on years of service and employees' pay near retirement. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

The table below sets forth the plans' funded status and amounts recognized in the consolidated balance sheets at December 31, using measurement dates of September 30, 2003 and 2002.

	December 31 2003	December 31 2002
Change in benefit obligation		
Benefit obligation at beginning of year	$ 44,718	$ 20,172
Obligation acquired in acquisition		17,712
Service cost	1,564	2,007
Interest cost	2,617	2,470
Actuarial (gain) loss	(1,667)	3,971
Benefits paid	(1,653)	(1,614)
Benefit obligation at end of year	45,579	44,718
Change in plan assets		
Fair value of plan assets at beginning of year	31,650	20,638
Fair value of plan assets acquired in acquisition		15,507
Actual return (loss) on plan assets	3,876	(2,881)
Benefits paid	(1,653)	(1,614)
Employer contributions	67	
Fair value of plan assets at end of year	33,940	31,650
Unfunded status	(11,639)	(13,068)
Unrecognized net actuarial loss	9,656	12,940
Unrecognized prior service cost	1,834	1,986
Unrecognized transition asset	(178)	(329)
Prepaid benefit cost (liability)	(327)	1,529
Additional pension liability	(4,924)	(3,810)
Net minimum liability	$ (5,251)	$ (2,281)
Amounts recognized in the balance sheets consist of:		
Prepaid benefit cost (liability)	$ (327)	$ 1,529
Additional pension liability	(4,924)	(3,810)
Intangible asset	1,834	1,613
Deferred taxes	1,236	879
Accumulated other comprehensive loss	1,854	1,318
Net amount recognized	$ (327)	$ 1,529

At December 31, 2003 and 2002, the plans' accumulated benefit obligation totaled $39,192,000 and $33,929,000. The Corporation's planned contributions to its defined-benefit pension plans in 2004 total $3,314,000, of which $2,108,000 is required and $1,206,000 is discretionary.

At September 30, 2003 the plans' assets were allocated 67 percent to equity securities, 25 percent to debt securities, and 8 percent to real estate and other plan assets. The targeted allocation for those categories of plan assets are 40 to 80 percent, 20 to 60 percent, and 0 to 15 percent, respectively.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

	2003	2002(1)	2001
Pension cost (benefit) includes the following components:			
Service cost-benefits earned during the year	$ 1,564	$ 1,770	$ 926
Interest cost on projected benefit obligation	2,617	2,202	1,269
Actual (return) loss on plan assets	(3,876)	2,654	2,305
Net amortization and deferral	1,617	(5,674)	(4,858)
Total pension cost (benefit)	$ 1,922	$ 952	$ (358)

(1) Lafayette components are included beginning as of April 1, 2002.

	2003	2002	2001
Assumptions used in the accounting as of December 31 were:			
Discount rate	6.25%	6.75%	7.11%
Rate of increase in compensation	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	8.00%	8.14%	9.00%

The above assumptions used to measure benefit obligations as of the plan's measurement date were the same assumptions used to determine the net benefit cost.

At September 30, 2003, the Corporation based its estimate of the expected long-term rate of return on analysis of the historical returns of the plans and current market information available. The plans' investment strategies are to provide for preservation of capital with an emphasis on long-term growth without undue exposure to risk. The assets of the plans' are invested in accordance with the plans' Investment Policy Statement, subject to strict compliance with ERISA and any other applicable statutes.

The plans' risk management practices include quarterly evaluations of investment managers, including reviews of compliance with investment manager guidelines and restrictions; ability to exceed performance objectives; adherence to the investment philosophy and style; and ability to exceed the performance of other investment managers. The evaluations are reviewed by management with appropriate follow-up and actions taken, as deemed necessary. The Investment Policy Statement generally allows investments in cash and cash equivalents, real estate, fixed income debt securities and equity securities, and specifically prohibits investments in derivatives, options, futures, private placements, short selling, non-marketable securities and purchases of non-investment grade bonds.

At December 31, 2003 the maturities of the plans' debt securities ranged from 59 days to 5.6 years, with a weighted average maturity of 2.5 years.

The 1994 Stock Option Plan reserved 546,978 shares of Corporation common stock for the granting of options to certain employees and non-employee directors. The exercise price of the shares may not be less than the fair market value of the shares upon the grant of the option. Options become 100 percent vested when granted and are fully exercisable generally six months after the date of the grant, for a period of ten years. No shares remain available for grant under the 1994 Plan.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

This number does not include shares remaining available for future issuance under the 1999 Long-term Equity Incentive Plan, which was approved by the Corporation's shareholders at the 1999 annual meeting. The aggregate number of shares that are available for grants under that Plan in any calendar year is equal to the sum of: (a) 1 percent of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year; plus (b) the number of shares that were available for grants, but not granted, under the Plan in any previous year; but in no event will the number of shares available for grants in any calendar year exceed 1.5 percent of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year. The 1999 Long-term Equity Incentive Plan will expire in 2009.

In December 2003, the Corporation's board of directors approved the 2004 Employee Stock Purchase Plan ("2004 Plan"). The 2004 Plan includes terms that are substantially the same as the 1999 Plan. Implementation of the 2004 Plan is subject to approval by stockholders of the Corporation.

The table below is a summary of the status of the Corporation's stock option plans and changes in those plans as of and for the years ended December 31, 2003, 2002 and 2001.

Year Ended December 31,	2003		2002		2001	
OPTIONS	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding, beginning of year	842,583	$ 19.89	770,817	$ 17.91	658,290	$ 17.13
Granted	166,629	23.46	166,760	26.85	143,328	19.70
Exercised	(69,672)	16.93	(71,538)	12.74	(26,721)	9.81
Cancelled	(12,116)	22.27	(23,456)	22.18	(4,080)	19.85
Outstanding, end of year	948,996	$ 20.71	842,583	$ 19.89	770,817	$ 17.91
Options exercisable at year end	653,040		569,758		519,710	
Weighted-average fair value of options granted during the year		$ 5.99		$ 7.47		$ 5.71

As of December 31, 2003, other information by exercise price range for options outstanding and exercisable is as follows:

	OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
$ 11.18 - $19.65	384,297	$16.48	3.9 years	384,187	$16.48
19.73 - 23.46	332,948	21.71	8.2 years	167,763	20.01
23.99 - 27.28	231,751	26.28	7.2 years	101,090	25.49
	948,996	$20.71	6.2 years	653,040	$18.79

Although the Corporation has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for its employee stock options under that Statement.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rates........	3.55%	4.78%	5.32%
Dividend yields.................	3.65%	3.63%	3.59%
Volatility factors of expected market price common stock...	31.29%	31.02%	30.95%
Weighted-average expected life of the options	8.50 years	8.50 years	8.50 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are shown in Note 1 to the consolidated financial statements.

The 1999 Employee Stock Purchase Plan enables eligible employees to purchase the Corporation's common stock. A total of 289,406 shares of the Corporation's common stock were initially reserved for issuance pursuant to the plan. The price of the stock to be paid by the employees is determined by the Corporation's compensation committee, but may not be less than 85 percent of the lesser of the fair market value of the Corporation's common stock at the beginning or at the end of the offering period. Common stock purchases are made annually and are paid through advance payroll deductions of up to 20 percent of eligible compensation. Participants under the plan purchased 41,734 shares in 2003 at $19.64 per share. The fair value on the purchase date was $23.46.

At December 31, 2003, there were 163,244 shares of Corporation common stock reserved for purchase under the plan. $487,000 has been withheld from compensation, plus interest, toward the purchase of shares during the current offering period expiring on June 30, 2004.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

The Corporation's Employee Stock Purchase Plan is accounted for in accordance with APB No. 25. Although the Corporation has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for the purchased shares under that statement. The pro forma disclosures are included in Note 1 to the consolidated financial statements and were estimated using an option pricing model with the following assumptions for 2003, 2002 and 2001, respectively: dividend yield of 3.65, 3.63, and 3.59 percent; an expected life of one year for all years; expected volatility of 31.29, 31.02, and 30.95 percent; and risk-free interest rates of 3.55, 4.78, and 5.32 percent. The fair value of those purchase rights granted in 2003, 2002 and 2001 was $4.81, $10.14, and $5.10 respectively.

The Corporation maintains retirement savings 401(k) plans in which substantially all employees may participate. The Corporation matches employees' contributions at the rate of 25 to 50 percent for the first 4 to 6 percent of base salary contributed by participants. The Corporation's expense for the plans was $600,000 for 2003, $315,000 for 2002, and $190,000 for 2001.

The Corporation maintains supplemental executive retirement and other nonqualified retirement plans for the benefit of certain directors and officers. Under the plans, the Corporation agrees to pay retirement benefits that are actuarially determined based upon plan participants' compensation amounts and years of service. Accrued benefits payable totaled $2,511,000 and $2,133,000 at December 31, 2003 and 2002. Benefit plan expense was $485,000, $436,000 and $375,000 for 2003, 2002 and 2001.

The Corporation maintains post-retirement benefit plans that provide health insurance benefits to retirees. The plans allow retirees to be carried under the Corporation's health insurance plan, generally from ages 55 to 65. The retirees pay most of the premiums due for their coverage, with amounts paid by retirees ranging from 70 to 100 percent of the premiums payable. The accrued benefits payable under the plans totaled $1,043,000 and $801,000 at December 31, 2003 and 2002. Post-retirement plan expense totaled $240,000, $19,000 and $18,000 for the years ending December 31, 2003, 2002 and 2001.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position 106-1, the Corporation has not reflected the effects of the Act on the measurements of plan benefit obligations and periodic benefit costs and accompanying notes. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, may require the Corporation to change previously reported information.

(table dollar amounts in thousands, except share data)

NOTE 17

NET INCOME PER SHARE

Year Ended December 31,	2003			2002			2001		
	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT
Basic net income per share:									
Net income available to common stockholders	$27,571	18,233,855	$1.51	$27,836	16,364,788	$1.70	$22,209	13,670,983	$1.63
Effect of dilutive stock options..		137,575			137,703			98,502	
Diluted net income per share:									
Net income available to common stockholders and assumed conversions	$27,571	18,371,400	$1.50	$27,836	16,502,491	$1.69	$22,209	13,769,485	$1.61

Options to purchase 233,658, 162,207, and 123,506 shares of common stock with weighted average exercise prices of $24.01, $25.94, and $23.58 at December 31, 2003, 2002 and 2001 were excluded from the computation of diluted net income per share because the options exercise price was greater than the average market price of the common stock.

NOTE 18

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS The fair value of cash and cash equivalents approximates carrying value.

INTEREST-BEARING TIME DEPOSITS The fair value of interest-bearing time deposits approximates carrying value.

INVESTMENT SECURITIES Fair values are based on quoted market prices.

MORTGAGE LOANS HELD FOR SALE The fair value of mortgages held for sale approximates carrying values.

LOANS For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK The fair value of FRB and FHLB stock is based on the price at which it may be resold to the FRB and FHLB.

INTEREST RECEIVABLE/PAYABLE The fair values of interest receivable/payable approximate carrying values.

(table dollar amounts in thousands, except share data)

NOTE 18

FAIR VALUES OF FINANCIAL INSTRUMENTS continued

CASH VALUE OF LIFE INSURANCE The fair value of cash value of life insurance approximates carrying value.

DEPOSITS The fair values of noninterest-bearing demand accounts, interest-bearing demand accounts and savings deposits are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

BORROWINGS

The fair value of borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt, except for short-term and adjustable rate borrowing arrangements. At December 31, the fair value for these instruments approximates carrying value.

OFF-BALANCE SHEET COMMITMENTS

Loan commitments and letters-of-credit generally have short-term, variable-rate features and contain clauses which limit the Banks' exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

The estimated fair values of the Corporation's financial instruments are as follows:

	2003		2002	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets at December 31:				
Cash and cash equivalents	$ 109,527	$ 109,527	$ 119,038	$ 119,038
Interest-bearing time deposits	8,141	8,141	3,568	3,568
Investment securities available for sale	348,860	348,860	332,925	332,925
Investment securities held to maturity	7,937	8,326	9,137	9,585
Mortgage loans held for sale	3,043	3,043	21,545	21,545
Loans	2,328,010	2,383,666	1,981,960	2,008,189
FRB and FHLB stock	15,502	15,502	11,409	11,409
Interest receivable	16,840	16,840	17,346	17,346
Cash value of life insurance	37,927	37,927	14,309	14,309
Liabilities at December 31:				
Deposits	2,362,101	2,378,669	2,036,688	2,063,474
Borrowings:				
Securities sold under repurchase agreements	71,095	71,139	89,594	90,138
FHLB advances	212,779	239,251	184,677	196,244
Trust preferred securities	57,188	62,719	53,188	57,655
Other borrowed funds	42,108	42,108	29,468	29,468
Interest payable	4,680	4,680	6,019	6,019

(table dollar amounts in thousands, except share data)

NOTE 19

CONDENSED FINANCIAL INFORMATION (parent company only)

Presented below is condensed financial information as to financial position, results of operations, and cash flows of the Corporation:

CONDENSED BALANCE SHEETS

	December 31, 2003	2002
Assets		
Cash	$ 3,235	$ 4,404
Investment securities available for sale	3,500	3,500
Investment in subsidiaries	391,241	320,309
Goodwill	448	448
Other assets	10,500	12,265
Total assets	$408,924	$340,926
Liabilities		
Borrowings	$ 99,550	$ 74,132
Other liabilities	5,409	5,665
Total liabilities	104,959	79,797
Stockholders' equity	303,965	261,129
Total liabilities and stockholders' equity	$408,924	$340,926

CONDENSED STATEMENTS OF INCOME

	2003	December 31, 2002	2001
Income			
Dividends from subsidiaries	$ 45,445	$ 22,720	$ 20,245
Administrative services fees from subsidiaries	10,849	6,580	4,133
Other income	472	535	269
Total income	56,766	29,835	24,647
Expenses			
Amortization of core deposit intangibles, goodwill, and fair value adjustments	26	28	66
Interest expense	6,463	3,858	88
Salaries and employee benefits	9,531	7,641	4,767
Net occupancy expenses	1,869	1,527	1,002
Equipment expenses	1,955	1,447	898
Telephone expenses	1,571	1,543	547
Other expenses	3,730	2,767	1,003
Total expenses	25,145	18,811	8,371
Income before income tax benefit and equity in undistributed income of subsidiaries	31,621	11,024	16,276
Income tax benefit	5,577	4,336	1,567
Income before equity in undistributed income of subsidiaries	37,198	15,360	17,843
Equity in undistributed (distributions in excess of) income of subsidiaries	(9,627)	12,476	4,366
Net Income	$ 27,571	$ 27,836	$ 22,209

(table dollar amounts in thousands, except share data)

NOTE 19

CONDENSED FINANCIAL INFORMATION (parent company only)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
Operating activities:			
Net income	$ 27,571	$ 27,836	$ 22,209
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	26	28	66
Distributions in excess of (equity in undistributed) income of subsidiaries	(9,627)	(12,476)	(4,366)
Net change in:			
Other assets	2,406	(6,892)	(1,274)
Other liabilities	(6)	4,430	(842)
Net cash provided by operating activities	20,370	12,926	15,793
Investing activities:			
Purchase of securities available for sale			(3,500)
Investment in subsidiary	(25,858)	(51,135)	(14,296)
Net cash used by investing activities	(25,858)	(51,135)	(17,796)
Financing activities:			
Cash dividends	(16,557)	(13,995)	(11,127)
Borrowings	47,594	55,832	8,500
Repayment of borrowings	(29,550)		
Stock issued under employee benefit plans	819	658	504
Stock issued under dividend reinvestment and stock purchase plan	1,339	951	803
Stock options exercised	1,191	494	225
Stock redeemed	(489)	(4,333)	(7,023)
Cash paid in lieu of issuing fractional shares	(28)	(35)	(22)
Net cash provided (used) by financing activities	4,319	39,572	(8,140)
Net change in cash	(1,169)	1,363	(10,143)
Cash, beginning of year	4,404	3,041	13,184
Cash, end of year	$ 3,235	$ 4,404	$ 3,041

NOTE 20

QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following table sets forth certain quarterly results for the years ended December 31, 2003 and 2002:

QUARTER ENDED	INTEREST INCOME	INTEREST EXPENSE	NET INTEREST INCOME	PROVISION FOR LOAN LOSSES	NET INCOME	AVERAGE SHARES OUTSTANDING BASIC	AVERAGE SHARES OUTSTANDING DILUTED	NET INCOME PER SHARE BASIC	NET INCOME PER SHARE DILUTED
2003:									
March	$ 38,981	$ 12,971	$ 26,010	$ 4,601	$ 5,658	17,565,405	17,675,633	$ .32	$ .32
June	39,554	13,599	25,955	2,123	8,745	18,392,925	18,519,155	.48	.48
September	38,959	13,085	25,874	1,706	7,349	18,466,678	18,622,306	.40	.39
December	38,036	12,733	25,303	1,047	5,819	18,497,612	18,666,079	.31	.31
	$ 155,530	$ 52,388	$ 103,142	$ 9,477	$ 27,571	18,233,855	18,371,400	$1.51	$1.50
2002:									
March	$ 27,591	$ 10,213	$ 17,378	$ 1,192	$ 5,479	14,088,149	14,208,467	$ .39	$ .39
June	39,678	14,596	25,082	1,284	7,940	17,122,348	17,296,513	.46	.46
September	40,148	14,820	25,328	1,821	7,827	17,079,298	17,224,358	.47	.46
December	39,265	14,130	25,135	2,877	6,590	17,128,100	17,232,099	.38	.38
	$ 146,682	$ 53,759	$ 92,923	$ 7,174	$ 27,836	16,364,788	16,502,491	$1.70	$1.69

ANNUAL MEETING, STOCK PRICE & DIVIDEND INFORMATION

The 2004 Annual Meeting of Stockholders
of First Merchants Corporation
will be held...

Thursday, April 22, 2004 at 3:30 p.m.

Horizon Convention Center
401 South High Street
Muncie, Indiana

STOCK INFORMATION

PRICE PER SHARE

QUARTER	HIGH		LOW		DIVIDENDS DECLARED(1)	
	2003	2002	2003	2002	2003	2002
First Quarter	$ 23.15	$ 24.53	$ 21.29	$ 19.95	$ .22	$ .21
Second Quarter	24.56	27.34	21.72	23.13	.22	.21
Third Quarter	27.25	27.38	23.47	20.41	.23	.22
Fourth Quarter	27.22	24.26	25.00	20.63	.23	.22

(1)The Liquidity section of Management's Discussion & Analysis of Financial Condition and Results of Operations and Note 14 to Consolidated Financial Statements include discussions regarding dividend restrictions from the bank subsidiaries to the Corporation.

The table above lists per share prices and dividend payments during 2003 and 2002. Prices are as reported by the National Association of Securities Dealers. Automated Quotation - National Market System.

Numbers rounded to nearest cent when applicable.

COMMON STOCK LISTING

COMMON STOCK LISTING

First Merchants Corporation common stock is traded over-the-counter on the NASDAQ National Market System. Quotations are carried in many daily papers. The NASDAQ symbol is FRME (Cusip #320817-10-9). At the close of business on February 6, 2004, the number of shares outstanding was 18,535,682. There were 3,149 stockholders of record on that date.

General stockholder inquiries

Stockholders and interested investors may obtain information about the Corporation upon written request or by calling:

Mr. Brian Edwards
Shareholder Relations Officer
First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792
765-741-7278
1-800-262-4261 Ext. 7278
Stock transfer agent and registrar
American Stock Transfer & Trust Company
59 Maiden Lane, 1st Floor
New York, NY 10038

FORM 10-K, FINANCIAL INFORMATION AND CODE OF ETHICS

FORM 10-K, FINANCIAL INFORMATION AND CODE OF ETHICS

The Corporation, upon request and without charge, will furnish stockholders, security analysts and investors a copy of Form 10-K filed with the Securities and Exchange Commission.

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission, including the Corporation; that address is http://www.sec.gov

The Corporation has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Controller and Treasurer. It is part of the Corporation's Code of Business Conduct, which applies to all employees and directors of the Corporation and its affiliates. A copy of the Code of Ethics may be obtained, free of charge, by writing to the General Counsel of First Merchants Corporation at 200 East Jackson Street, Muncie, IN 47305. In addition, the Code of Ethics is maintained on the Corporation's web site, which can be accessed at http://www.firstmerchants.com.

Please contact:
Mr. Mark Hardwick
Senior Vice President
and Chief Financial Officer

First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792

765-751-1857
1-800-262-4261 Ext. 1857

OUR MISSION

First Merchants Corporation is a regional financial holding company dedicated to be the provider of choice in banking, trust and insurance services to our communities.

OUR OPERATING PHILOSOPHY

First Merchants Corporation's operating philosophy is to be client-focused, value-driven, plan-disciplined, and managed for achievers from both an employee and shareholder perspective.

THE GREATER PART OF PROGRESS IS THE DESIRE TO PROGRESS.

— *Seneca*

FIRST MERCHANTS CORPORATION

Corporate Office

200 East Jackson Street

Muncie, Indiana 47305

765.747.1500

http://www.firstmerchants.com